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05005755

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golconda Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3167 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: [signature]

DAT : 2/15/05


#82-3167
RECEIVED
FEB 07 2005
202
SEC MAIL PROCESSING SECTION
WASH. D.C.

GOLCONDA RESOURCES LTD.

Consolidated Financial Statements

For the years ended December 31, 2003 and 2002

DICK COOK SCHULLI
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Golconda Resources Ltd.

We have audited the consolidated balance sheets of Golconda Resources Ltd. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
April 19, 2004

Dick Cook Schulli
CHARTERED ACCOUNTANTS

SUITE 555, 999 - 8 STREET S.W. CALGARY, ALBERTA T2R 1J5
Phone (403) 245-1717 *Fax* (403) 244-9306
Email: mail@dcs-ca.com
Professional Corporations

GOLCONDA RESOURCES LTD.

Consolidated Balance Sheets

As at December 31, 2003 and 2002

	2003	2002
Assets		
Current		
Cash	$ 7,059	$ 55,559
Prepaid expenses	3,243	2,068
Loan receivable	8,000	-
	18,302	57,627
Capital - Note 3	4,357	5,851
Mineral properties - Note 4	3,964,444	4,155,454
Mineral reclamation deposits	48,501	46,400
	$ 4,035,604	$ 4,265,332
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 393,433	$ 315,760
Advances from shareholders - Note 5	27,812	54,226
	421,245	369,986
Nature of operations - Note 1		
Commitment - Note 10		
Shareholders' Equity		
Share capital - Note 6	11,496,363	10,815,390
Share subscriptions received	-	74,000
Warrants	120,000	-
Contributed surplus - Note 6	214,000	-
Deficit	(8,216,004)	(6,994,044)
	3,614,359	3,895,346
	$ 4,035,604	$ 4,265,332

Approved by the Board:

______________________, **Director**

______________________, **Director**

See accompanying notes

Consolidated Statements of Loss and Deficit

As at December 31,

	2003	2002
Expenses		
Write-downs of mineral properties - Note 4	$ 779,438	$ -
Amortization	1,493	2,040
General and administrative	227,029	233,196
Stock-based compensation - Note 6(d)	214,000	-
	1,221,960	235,236
Net loss	(1,221,960)	(235,236)
Deficit, beginning of year	(6,994,044)	(6,758,808)
Deficit, end of year	$ (8,216,004)	$ (6,994,044)
Loss per share - basic and diluted	$ (0.03)	$ (0.01)
Weighted average number of common shares	38,464,000	34,935,000

See accompanying notes

Consolidated Statements of Cash Flows

As at December 31,

	2003	2002
Cash provided by (used for):		
Operating activities		
Net loss	$ (1,221,960)	$ (235,236)
Add items not affecting cash		
Amortization	1,493	2,040
Stock-based compensation	214,000	-
Non-cash administrative costs	4,230	-
Write-downs of mineral properties	779,438	-
	(222,799)	(233,196)
Net change in non-cash working capital items		
Prepaid expenses	(1,175)	(1,152)
Loan receivable	(8,000)	-
Accounts payable and accrued liabilities	772	(42,477)
	(231,202)	(276,825)
Financing activities		
Advances from (repayments to) shareholders	(2,413)	29,226
Issue of shares for cash		
Private placement	441,250	250,000
Exercise of warrants	201,500	672,500
Exercise of options	-	184,000
Costs of issuing shares	(3,277)	(1,935)
Share subscriptions received	-	74,000
	637,060	1,207,791
Investing activities		
Acquisition of capital assets	-	(1,879)
Deferred exploration expenditures incurred	(529,158)	(630,118)
Deposits paid	(2,101)	(5,500)
Accounts payable and accrued liabilities relating to investing activities	76,901	(236,196)
	(454,358)	(873,693)
Increase (decrease) in cash	(48,500)	57,273
Cash (bank indebtedness), beginning of year	55,559	(1,714)
Cash, end of year	$ 7,059	$ 55,559

Supplemental disclosure of non-cash investing and financing activities:

	2003	2002
Issuance of common shares:		
- acquisition of mining claims	$ 15,000	$ 115,000
- deferred exploration expenditures	44,270	-
- settlement of shareholder advances	24,000	-
- general administrative exploration costs	4,230	-

See accompanying notes

Note 1 - Nature of Operations

Golconda Resources Ltd. (the "Company" or "Golconda") is in the business of acquiring, exploring and developing its mineral properties located in Canada and the United States. The Company has not yet determined whether these properties contain precious mineral reserves that are economically recoverable and the Company is not presently carrying on active exploration efforts on certain of its mineral properties. To date, the Company has not earned significant revenues and is considered to be in the development stage. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and ultimately upon future profitable production or proceeds from disposition of the mineral properties and continue to meet obligations with respect to ongoing administrative expenditures. The amounts shown in Note 4 represent costs to date for property acquisition (including mineral claims and permits) and exploration expenditures, and do not necessarily reflect present or future values.

Note 2 - Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimated.

b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

c) Cash

Cash is defined as cash on deposit, term deposits in money market instruments with original maturities of less than three months, and bank overdrafts repayable on demand.

Note 2 - **Significant Accounting Policies** *(Continued)*

d) Capital assets and amortization

The Company provides for amortization on capital assets using the declining balance method at annual rates of 20% to 30%.

e) Mineral properties

Direct costs relating to the acquisition, exploration and development of mineral properties, including interest on borrowings directly related to a property, are capitalized on an area of interest basis. When the Company is the operator of a project and incurs costs on behalf of joint venture partners, these costs are periodically charged back to the partners and are recorded as operator recoveries. Operator recoveries are credited to exploration costs. Cumulative expenditures will be charged against income, through unit-of-production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned or management determines there is a permanent and significant decline in value, the related costs are charged to operations.

f) Joint operations

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

g) Foreign currency translation

The Company follows the temporal method for the translation of the accounts of its foreign subsidiary. Under this method, monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Revenues and expenses are translated at the average exchange rates during the year. Translation exchange gains and losses are included in general and administration in the statement of operations.

Note 2 - Significant Accounting Policies *(Continued)*

h) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, deemed proceeds from the exercise of options and warrants whose exercise prices are below the average market price of the shares are considered to be used to reacquire common shares at the average market price during the year.

i) Income taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

j) Flow-through shares

The Company may finance a portion of its exploration and development activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the associated resource expenditure deductions for income tax purposes are renounced to investors in accordance with appropriate income tax legislation. The Company provides for the future effect on income taxes related to flow-through shares as a charge to share capital and future income tax liability when the qualifying expenditures are incurred. No future income tax liability is recorded on unexpended flow-through share capital. Any reduction of future income tax liability arising from flow-through shares due to the recognition of existing future income tax assets is offset to share capital.

Note 2 - Significant Accounting Policies *(Continued)*

k) Stock-based compensation

The Company grants share options to executive officers, directors and certain consultants pursuant to a stock option plan. In addition, from time to time in connection with short form offerings and private placements, the Company issues warrants to agents as commission for services. Effective January 1, 2003, management adopted the recommendations of the Canadian Institute of Chartered Accountants relating to stock-based compensation and other stock-based payments. As such, awards of stock options are accounted for in accordance with the fair value method of accounting for stock-based compensation and result in compensation expense and a credit to contributed surplus when share options are granted. Awards of warrants to agents are also accounted for using the fair value method and result in share issue costs and a credit to contributed surplus when the warrants are issued. Any consideration paid on exercise of share options is credited to share capital. Previously, the Company did not record any compensation expense upon the granting of stock options unless the market price of the share exceeded the exercise price at the date of grant. This change in recording the fair value of awards has been applied on a prospective basis.

Note 3 - Capital Assets

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Office furniture and equipment	$ 10,476	$ 8,381	$ 2,095	$ 2,619
Computer equipment	10,206	7,944	2,262	3,232
	$ 20,682	$ 16,325	$ 4,357	$ 5,851

Note 4 - Mineral Properties and Deferred Expenditures

	Percentage Ownership Interest (%)	Acquisition Costs	Exploration Costs	Net Carrying Amount 2003	Net Carrying Amount 2002
Canada					
Big Sandy Lake	-	$ -	$ -	$ -	$ 45,000
Ennis Lake	100	15,174	543,456	558,630	554,261
Lone Peak	90	58,366	341,418	399,784	382,224
Peter Lake	100	10,145	28,181	38,326	432,784
Red Lake	100	5,207	29,860	35,067	-
Wapawekka	100	1,740	657,836	659,576	977,763
West Lake	100	1,873	132,990	134,863	130,367
		92,505	1,733,741	1,826,246	2,522,399
United States					
Monitor Flats	100	12,861	69,142	82,003	11,541
Ralston Valley	100	34,911	162,203	197,114	158,913
Shulin Lake, Alaska	51	138,210	667,484	805,694	562,994
South Monitor, Nevada	80	244,004	809,383	1,053,387	899,607
		429,986	1,708,212	2,138,198	1,633,055
		$ 522,491	$ 3,441,953	$ 3,964,444	$ 4,155,454

The Company has capitalized and deferred general and administrative fees of $47,850 (2002 - $59,850) during the year.

During 2003, the Company wrote off $45,000, representing the carrying amount of Big Sandy Lake as the Company has no current plans for further exploration on this property. In addition, the Company wrote down the carrying amounts of Lone Peak, Peter Lake and Wapawekka by $16,000, $399,000 and $319,438, respectively, as the Company has reduced its focus for further exploration on these properties. As a result, writedowns of $779,438 were charged to operations in 2003.

Note 4 - **Mineral Properties and Deferred Expenditures** *(Continued)*

Contractual options and commitments

a) **Big Sandy Lake**

In June, 2001 the Company acquired a 90% interest in mineral claims covering approximately 7,430 hectares at Big Sandy Lake, Saskatchewan through the issuance of 150,000 common shares at a deemed price of $0.30 per share.

During 2003, Golconda allowed the Big Sandy Lake permits to lapse, due to initial results which indicated limited exploration potential. Therefore, the Company wrote off $45,000 of acquisition costs related to the property.

b) **Lone Peak**

(i) On October 15, 2001, the Company acquired an option to earn a 90% interest in 54 claims in Lone Peak, British Columbia, subject to a 2% net smelter royalty. In accordance with the option agreement the Company issued 50,000 common shares at a deemed price of $0.30 per share and will issue an additional 50,000 common shares on each of the 1st, 2nd and 3rd anniversaries of the option agreement at a deemed price of $0.30 per share.

In addition, the Company is required to spend $450,000 on exploration expenditures as follows:

Incurred by	Amount
October 15, 2003	$ 75,000
October 15, 2003	100,000
October 15, 2004	125,000
October 15, 2005	150,000
	$ 450,000

As at December 31, 2003 the Company was in compliance with the option agreement.

(ii) On September 30, 2002, the Company acquired an option to earn a 100% interest in certain additional mineral claims in Lone Peak, subject to a 2% net smelter royalty. In accordance with the option agreement the Company issued 80,000 common shares at a deemed price of $0.32 per share and was to issue an additional 50,000 common shares on each of the 1st, 2nd and 3rd anniversaries of the option agreement at a deemed price of $0.32 per share.

Note 4 - Mineral Properties and Deferred Expenditures *(Continued)*

b) Lone Peak *(Continued)*

In addition, the Company was required to spend $300,000 on exploration expenditures as follows:

Incurred by	Amount
September 30, 2003	$ 75,000
September 30, 2004	100,000
September 30, 2005	125,000
	$ 300,000

During 2003, Golconda cancelled the option agreement and returned the claims to the original owners; due to initial results which indicated limited exploration potential. Therefore, the Company wrote off $16,000 of acquisition costs related to the property.

c) Peter Lake

In June, 2001, the Company acquired a 100% interest in mineral claims covering 5,650 hectares at Peter Lake, Saskatchewan through the issuance of 450,000 common shares at a deemed price of $0.30 per share.

During 2003, the Company allowed ten of the initial eleven claims to lapse, due to steep declines in the commodity prices for platinum and palladium which limited the economic potential of the property. Therefore, the Company wrote off $192,000 of acquisition costs and $207,000 in exploration costs related to the property.

d) Wapawekka

In 1999 and 2000 the Company staked four claims covering 9,600 hectares at a cost of $16,466 in the Wapawekka Lake South region of Saskatchewan. A drilling program was carried out in 2000 at a cost of $167,972, which generated 95 core samples for evaluation. The core samples returned indications of possible resources, however, the results were not positive enough for the Company to renew the claims in June, 2003, and as a result the claims in the South region lapsed.

In addition, the Company acquired a 90% interest in mineral claims covering 3,055 hectares in Wapawekka through the issuance of 450,000 common shares at a deemed price of $0.30 per share. During 2003, the Company allowed the claims to lapse due to declines in commodity prices, which limited the economic potential of the property.

Note 4 - Mineral Properties and Deferred Expenditures *(Continued)*

d) Wapawekka *(Continued)*

Therefore the Company wrote off $151,466 of acquisition costs and $167,972 in exploration costs related to the property.

e) South Monitor, Nevada

Pursuant to an agreement dated April 13, 1995, the Company acquired an option to earn a 60% interest in 108 claims covering 2,160 acres in Nye County, Nevada by incurring accumulated exploration expenditures of $750,000 U.S. to April, 2001. In 2002, Golconda negotiated a new agreement on November 18, 2002 where the Company acquired a 50% interest in the 108 claims from Touchstone Resources, Inc. ("Touchstone") by issuing 300,000 common shares at a deemed price of $0.20 per share and 300,000 common share purchase warrants exercisable by Touchstone at $0.20 per share up to November 18, 2004. In addition the Company acquired an additional 30% interest in the 108 claims on December 5, 2002 from Nassau Ltd. ("Nassau") by issuing 120,000 common shares at a deemed price of $0.20 per share and 120,000 common share purchase warrants exercisable by Nassau at $0.20 per share up to December 5, 2004. Both of these agreements supercede the option agreement dated April 13, 1995.

To keep the claims in good standing the Company pays annual rental fees of $100 U.S. per claim to the U.S. Federal Government and $35 U.S. per claim to the Nye County Government. At December 31, 2003 the Company was in compliance with the amended option agreement and all 108 claims were in good standing.

f) Shulin Lake

In June, 2001, the Company acquired a 40% interest in 152 mineral claims covering 6,475 hectares of Shulin Lake, Alaska through the issuance of 450,000 common shares at a deemed price of $0.30 per share.

In 2002 the Company increased its interest in the mineral claims to 51% through incurring $150,000 U.S. in exploration costs.

Note 5 - Advances from Shareholders

Advances from shareholders are unsecured, non-interest bearing and due on demand.

Note 6 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance, December 31, 2001	33,011,234	$ 9,595,825
Issued during the year		
Private placement	1,000,000	248,065
Exercise of stock options	380,000	184,000
Exercise of warrants	1,990,000	672,500
Acquisition of mineral claims	520,000	115,000
Balance, December 31, 2002	36,901,234	10,815,390
Issued during the year		
Private placements	1,967,500	391,973
Exercise of stock options	100,000	40,000
Exercise of warrants	780,000	234,000
Acquisition of mineral claims	50,000	15,000
Balance, December 31, 2003	39,798,734	$ 11,496,363

The private placements issued during the year are net of share issue costs of $3,277 (2002 - $1,935).

In March 2003, the Company issued 780,000 common shares on exercise of warrants. The Company received cash consideration of $201,500. The remaining amount was received through settlement of deferred exploration and general exploration costs incurred of $30,720 and $1,780, respectively.

In July 2003, the Company issued 100,000 common shares on exercise of stock options by a director and officer on settlement of shareholder advances, deferred exploration expenditures and general exploration costs incurred of $24,000, $13,550 and $2,450, respectively.

In November 2003, the Company issued 50,000 common shares (2002 - 520,000 common shares) at a deemed value of $15,000 (2002 - $115,000) to acquire and satisfy contractual options for mineral properties as described in Note 4.

Note 6 - Share Capital *(Continued)*

c) Private placements

The following is a summary of the private placements that were issued during the year:

Date	Number Shares	Price per Share	Proceeds	Transaction Cost	Net Proceeds
February 2003	190,000	$ 0.30	$ 57,000	$ -	$ 57,000
February 2003	277,500	$ 0.30	83,250	-	83,250
August 2003	1,500,000	$ 0.25	375,000	3,277	371,723
	1,967,500		$ 515,250	$ 3,277	$ 511,973

In February 2003 the Company issued 190,000 units at a price of $0.30 per unit. The total proceeds were $57,000. Each unit consisted of one flow through common share and one flow through common share warrant exercisable at $0.35 per share. The warrants expired on December 31, 2003. At December 31, 2003, $42,500 of the $57,000 in flow-through funds had been spent. The Company is required to spend the remaining amount on qualifying expenditures in 2004.

In February 2003, the Company issued 277,500 units at a price of $0.30 per unit. The total proceeds were $83,250. Each unit consisted of one flow through common share and one flow through common share warrant exercisable at $0.35 per share. The warrants expired on February 19, 2004. At December 31, 2003, the Company had not spent any of the flow-through funds received on this private placement on qualifying expenditures. The Company is required to spend the amount on qualifying expenditures by February 1, 2005.

In August 2003, the Company issued 1,500,000 units at a price of $0.25 per unit. The total proceeds were $375,000. Each unit consisted of one flow through common share and one flow through common share warrant exercisable at $0.35 per share. The warrants expire on August 20, 2004.

Note 6 - Share Capital *(Continued)*

d) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest at the discretion of the Company's directors.

A summary of the status of the stock option plan as of December 31, 2003 and 2002 and changes during the years then ended is presented below:

	2003		2002	
	Stock Options	Weighted Average Exercise Price ($)	Stock Options	Weighted Average Exercise Price ($)
Outstanding, beginning of year	2,980,000	0.37	3,175,000	0.42
Granted	1,655,000	0.25	800,000	0.35
Exercised	(100,000)	0.40	(380,000)	0.51
Expired	(1,130,000)	0.40	(615,000)	0.59
Outstanding, end of year	3,405,000	0.30	2,980,000	0.37
Exercisable, end of year	3,405,000		2,980,000	

Note 6 - Share Capital ***(Continued)***

The following table summarizes information about stock options outstanding at December 31, 2003:

Exercise Price	Number of Shares	Expiry Date
$ 0.30	150,000	January 14, 2004
$ 0.30	150,000	April 23, 2004
$ 0.35	650,000	August 22, 2004
$ 0.35	800,000	October 17, 2005
$ 0.25	1,375,000	July 28, 2008
$ 0.25	280,000	November 11, 2008
	3,405,000	

The Company has recorded stock-based compensation expense of $214,000 in the consolidated statement of loss and deficit for 2003 as the options vested immediately. The compensation expense has been determined based on the fair value of the options at the grant date and does not include any options issued prior to January 1, 2003.

The fair value of each option granted is estimated on the date of granting the options using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate:	3.76% to 4.07%
Expected volatility:	55.85%
Annual dividend yield:	0.0%
Expected life in years:	5

Note 6 - Share Capital *(Continued)*

d) Warrants

A summary of the status of the common share purchase warrants as of December 31, 2003 and 2002 and changes during the years then ended is presented below:

	2003		2002	
	Warrants	Weighted Average Exercise Price ($)	Warrants	Weighted Average Exercise Price ($)
Outstanding, beginning of year	1,420,000	0.26	2,150,000	0.34
Issued	1,967,500	0.35	1,420,000	0.26
Exercised	(780,000)	0.30	(1,990,000)	0.34
Expired	(410,000)	0.32	(160,000)	0.35
Outstanding, end of year	2,197,500	0.32	1,420,000	0.26

The fair value assigned to the warrants issued on private placements in 2003 of $120,000 is estimated on the closing date of the private placements using the Black-Scholes option-pricing model with the following weighted average assumptions:

Risk-free interest rate:	2.98% to 3.48%
Expected volatility:	55.85%
Annual dividend yield:	0.00%
Expected life in years:	2

The following table summarizes information about common share purchase warrants outstanding at December 31, 2003:

Number of Warrants	Exercise Entitlement	Exercise Price per Share	Expiry Date
300,000	one share for each warrant	$ 0.20	November 28, 2004
120,000	one share for each warrant	$ 0.20	December 18, 2004
277,500	one share for each warrant	$ 0.35	February 19, 2004
1,500,000	one share for each warrant	$ 0.35	August 21, 2004

Note 7 - Income Taxes

a) Current income taxes

The provision for income taxes differs from the results which would be obtained by applying the effective corporate tax rates and is reconciled as follows:

	2003	2002
Net loss for the year	$ (1,221,960)	$ (235,236)
Effective corporate tax rate	36.6%	42.2%
Income tax recovery expected	447,000	99,000
Increase (decrease) in recovery resulting from:		
Write-down of mineral properties	(285,000)	-
Stock-based compensation	(78,000)	-
Unrecognized deductible temporary differences	(110,000)	(99,000)
Tax rate reductions	26,000	-
Provision for income taxes	$ -	$ -

b) Future income tax assets and liabilities

The Company has accumulated income tax resource pools carried forward which differ from the amounts capitalized for accounting purposes resulting from renunciations made to shareholders.

The components of the net future income tax assets and liabilities are as follows:

	2003	2002
Future income tax assets and liabilities:		
Non-capital loss carryforwards	$ 2,357,874	$ 3,350,575
Share issuance costs	3,165	2,761
Net book values in excess of tax values	(221,686)	(436,658)
Total future income tax assets	2,139,353	2,916,678
Valuation allowance	(2,139,353)	(2,916,678)
Total future income tax assets	$ -	$ -

Note 7 - **Income Taxes** *(Continued)*

The valuation allowance offsets the net future income tax assets for which there is no assurance of realization and is evaluated considering positive and negative evidence about whether the future income tax assets will be realized. At the time of evaluation, the allowance is either increased or reduced. A reduction could result in the complete elimination of the allowance if positive evidence indicated that the value of the future income tax assets is no longer impaired and the allowance is no longer required.

c) Loss carry forwards

The Company has incurred non-capital losses for Canadian income tax purposes of approximately $1,286,000 and net operating losses for United States income tax purposes of approximately $5,156,000, the related benefits of which have not been recorded in the accounts. Unless sufficient taxable income is earned these losses will expire as follows:

	Cdn	U.S.	Total
2004	$ 137,000	$ 404,000	$ 541,000
2005	150,000	322,000	472,000
2006	173,000	463,000	636,000
2007	164,000	901,000	1,065,000
2008	186,000	270,000	456,000
2009	234,000	239,000	473,000
2010	242,000	705,000	947,000
Future	-	1,852,000	1,852,000
	$ 1,286,000	$ 5,156,000	$ 6,442,000

In addition, the Company has net capital losses of approximately $27,000 which may be carried forward indefinitely for application against future taxable capital gains.

d) Tax pools

The Company has available the following approximate amounts which may be deducted, at annual rates indicated, in determining taxable income of future years.

	Rate	2003	2002
Canadian resource pools	100%	$ 2,305,000	$ 2,272,000
Foreign resource pools	10%	1,037,000	835,000
Capital cost allowance	20 - 30%	20,000	20,000
Share issue costs deductible	20%	8,600	6,500

Note 8 - Related Party Transactions

During the year the Company entered into the following transactions with related parties not otherwise disclosed in the financial statements:

(a) The Company paid to certain directors and officers, either directly, or indirectly, the following amounts:

	2003	2002
For deferred exploration expenditures	$ 56,750	$ 59,850
For general and administrative costs	24,500	20,213
For general administrative exploration costs	2,450	-
	$ 83,700	$ 80,063

The above transactions were in the normal course of operations and were recorded at the exchange value which was the amount of consideration established and agreed to by the related parties.

(b) At the end of the year, the amounts due to related parties included in accounts payable were as follows:

	2003	2002
Due to a director	$ 13,650	$ 17,300

The balances due to related parties are non-interest bearing and unsecured. The amounts will be paid in the normal course of operations.

Note 9 - Segmented Information

The Company's operations involve the acquisition, exploration, development and operation of mineral properties in the United States and Canada. Operations and identifiable assets by geographic region are as follows:

	2003	2002
Operating loss		
Canada	$ 1,217,901	$ 233,712
United States	4,059	1,524
	$ 1,221,960	$ 235,236
Identifiable assets		
Canada	$ 1,863,574	$ 2,597,735
United States	2,172,030	1,667,597
	$ 4,035,604	$ 4,265,332

	2003	2002
Mineral property expenditures		
Canada	$ 325,986	$ 566,134
United States	262,442	65,863
	$ 588,428	$ 631,997

Note 10 - Commitment

The Company's annual rental for office premises for the next year is approximately $30,000 including operating costs.

Note 11 - Financial Instruments

The carrying amounts of cash and accounts payable and accrued liabilities approximate their carrying values given the expected short term to maturity of these instruments.

Credit risk

As the Company is currently in the exploration phase there are no operating accounts receivable and accordingly the Company's exposure to credit risk is minimized.

Interest rate risk

All of the Company's financial instruments are non-interest bearing, thereby minimizing exposure to interest rate risk.

Foreign exchange risk

Financial instruments which expose the Company to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates consist of the portion of accounts payable denominated in United States dollars.

Note 12 - Subsequent Event

On March 3, 2004 the Company completed a non-brokered private placement as follows:

3,000,000 units at a price of $0.25 per share for proceeds of $750,000. Each unit consists of one common share and one common share purchase warrant exercisable at $0.30 per share for a one year term expiring March 2, 2005.

GOLCONDA RESOURCES LTD.

MANAGEMENT INFORMATION CIRCULAR

For The Annual and Special Meeting of Shareholders to be held on Friday, June 18, 2004

Persons Making The Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of Golconda Resources Ltd. (the "Corporation") for use at the Annual and Special Meeting of the Shareholders of the Corporation (the "Meeting") to be held at the Red Deer Room, The Delta Bow Valley, 209 – 4th Avenue S.E., Calgary, Alberta, on Friday, June 18, 2004 at 3:00 p.m. (Calgary Time) for the purposes set forth in the accompanying Notice of Meeting. All costs in connection with this solicitation will be borne by the Corporation.

Unless otherwise stated, the information contained in this Information Circular is given as at May 14, 2004.

Shareholders Entitled To Vote

The Directors of the Corporation have fixed May 14, 2004 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive notice of and to vote at the Meeting and any adjournment thereof. Only shareholders of record at the Record Date are entitled to receive notice of and vote at the meeting, except that if a shareholder transfers the ownership of any of his shares after the Record Date and the transferee of those shares establishes that he owns such shares and demands not later than ten (10) days before the Meeting that his name be included in the list of shareholders, such transferee is entitled to vote such shares at the Meeting. Each common share carries the right to one vote on a ballot at the Meeting

Appointment And Revocation Of Proxy

The persons named in the accompanying Form of Proxy to represent the shareholders are directors of the Corporation. **A shareholder has the right to designate a person or persons (who need not be a shareholder) to attend and act for him at the meeting other than the persons designated by management. This right may be exercised by crossing out the names of the persons designated in the form of proxy and legibly inserting the name of the shareholder's nominee(s) in the blank space provided for that purpose, or by completing another proper instrument of proxy.**

A Proxy will not be valid unless the completed, dated and signed form of proxy is deposited with the Company's Registrar and Transfer Agent: CIBC Mellon Trust Company ("CIBC Mellon Trust"), Attention: Proxy Department, 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the meeting or any adjournment thereof. The Chairman of the meeting may in his discretion accept proxies received after this time, up to and including the time of the meeting or any adjournment thereof.

A shareholder who has given a proxy, or his attorney authorized in writing, may revoke it by (a) signing a form or proxy bearing a later date and depositing the same with CIBC Mellon Trust at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting before any vote in respect of which the proxy is to be used shall have been taken, or (b) attending the Meeting in person and registering with the scrutineers as a shareholder personally present.

Discretionary Authority

All shares represented at the Meeting by properly executed proxies will be voted in accordance with the instructions of the shareholders on any ballot that may be called for; where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the shares represented by the proxy will be voted in accordance with such specifications.

WHERE NO CHOICE HAS BEEN SPECIFIED, THE SHARES WILL BE VOTED IN FAVOUR OF THE MATTERS SET FORTH IN THE PROXY.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to those matters identified in the proxy and Notice of Meeting. As at the date of this Information Circular, management of the Corporation is not aware of any amendments or variations on the matters identified in the Notice of Meeting or of other matters that are to be presented for action at the Meeting.

Advice To Beneficial Shareholders

The information set forth in this section is of significant importance to many holders of shares in the capital of the Corporation, as a substantial number of shareholders do not hold their shares in their own name ("Beneficial Shareholders").

Beneficial Shareholders should note that only proxies deposited by shareholders whose name appears on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registered name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co., which company acts as nominee for many U.S. brokerage firms. Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Shares for the broker's client.

Intermediaries/brokers are required to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.

Generally, Beneficial Shareholders who have not waived the right to receive Meeting Materials will either:

(a) be given a proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of shares owned by the Beneficial Shareholder, but which is otherwise incomplete. Because the Intermediary has already signed the form of proxy, the Beneficial Shareholder does not need to sign it. The Beneficial Shareholder who wishes to submit the proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon Trust; or

(b) more typically, be given a voting instruction form in lieu of the form of proxy provided by the Corporation which must be completed and signed by the Beneficial Shareholder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or electronic means).

Should a Beneficial Shareholder who receives either a proxy of a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should strike out the names of the persons named in the proxy and insert the Beneficial Shareholder's (or such other person's) name in the blank space provided, or in the case of a voting instruction form, follow the corresponding instructions on the form. **In either case, Beneficial Shareholders should carefully follow the instructions that accompany either a proxy or a voting instruction form, including those regarding when and where the proxy of voting instruction form is to be delivered.**

Voting Securities And Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value. As at the date hereof, the Corporation has 42,999,734 voting securities outstanding as fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

As of the date hereof, to the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to all voting securities of the Corporation.

MATTERS TO BE ACTED UPON AT THE MEETING

Annual Business

1. *Financial Statements*

The Audited Consolidated Financial Statements of the Corporation for the year ended December 31, 2003, together with the

Auditors' Report thereon, will be presented to the shareholders at the Meeting.

2. *Election of Directors*

Management of the Corporation proposes to nominate the persons named below, and the persons appointed in the accompanying form of proxy intend to vote for the election of those persons as directors of the Corporation. All of the nominees are now directors and have been for the periods indicated. Each director elected will hold office until the next Annual General Meeting, or until their successors are duly elected or appointed, or until a director vacates his office or is replaced.

Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are set out below:

Name and Municipality of Residence	Number of Common Shares Beneficially Owned or Controlled	Position Held and Period served as Director	Principal Occupation
Terry S. C. Chan [(1)] Calgary, Alberta	243,500	Treasurer, Director since 1999	Businessman. Realtor with Royal Le Page-Pinnacle
Robert E. Crancer St. Louis, Missouri	735,500	Director since February 1995	Retired businessman
Howard G. Coopersmith Fort Collins, Colorado	20,000	Director since June 1995	P. Geol., President of Diamond Company, NL
Reynoudt Jalink [(1)] Calgary, Alberta	185,000	Director since April 1999	Businessman. President of Jalink Sports Agency, Inc.
Guenter J. Liedtke [(1) (2)] Calgary, Alberta	945,051	President & CEO, Director since November 1986	P. Geol. President of G. J. Liedtke Consulting Ltd
Lyle Pederson Toledo, Ontario	432,000	Director since June 1995	Retired federal senior executive

(1) Member of the Audit Committee.
(2) Mr. Liedtke also owns 150,000 warrants to purchase 150,000 common shares at an exercise price of $0.35 per warrant expiring August 21, 2004; and 150,000 warrants to purchase 150,000 at an exercise price of $0.30 per warrant expiring March 2, 2005.

The Corporation does not have an Executive Committee of its Board of Directors.

3. *Appointment of Auditors*

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to re-appoint Dick Cook Schulli, Chartered Accountants, as auditors of the Corporation to serve until the close of the next annual meeting of shareholders of the Corporation, or until they resign or are removed from office as provided by law or by the Corporation's by-laws, and to authorize the directors to fix their remuneration. Dick Cook Schulli, Chartered Accountants, were appointed auditors in 1999.

Special Business

Stock Option Plan

The Corporation grants stock options under a "rolling stock plan", which was approved by the Corporation's shareholders at its June 27, 2003 Annual and Special Meeting of Shareholders. In order to comply with TSX Venture Exchange policies the shareholders of the Corporation must approve this Stock Option Plan annually, subject to the Exchange approval. The Plan is attached as Appendix "A" to this Information Circular.

The Board of Directors recommends that the shareholders vote in favour of the Plan. If the Plan is approved, as proposed, the outstanding option will remain in effect, and be exercisable in accordance with their terms and be deemed to be issued under the terms of the Plan.

At the Meeting, the Shareholders will be asked to approve the following ordinary resolution:

"BE IT RESOLVED THAT:

(a) the incentive stock option plan of the Corporation (the "Plan"), as described in and attached as Appendix "A" to the Management Information Circular of the Corporation dated May 14, 2004, with such amendments as are required by the TSX Venture Exchange, if any, be and is hereby ratified and approved, subject to the receipt of the acceptance and approval of the TSX Venture Exchange;

(b) the outstanding stock options to purchase shares of the Corporation remain in effect and are exercisable in accordance with their terms and are deemed to be issued under the terms of the Plan;

(c) any one director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, including any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution, and to complete all transactions in connection with the implementation of the Plan."

EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table provides a Summary of Compensation earned by the Named Executive Officer for each of the Corporation's three most recently completed fiscal years. "Named Executive Officer" means the Chief Executive Officer ("CEO") of the Corporation, regardless of the amount of compensation of that individual, and each of the Corporations' four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. Also, disclosure is required for any individual whose total salary and bonus during the most recent fiscal year was $100,000, whether or not they are an executive officer at the end of the year. At December 31, 2003, the Corporation had one Named Executive Officer, Guenter J. Liedtke, President and CEO.

	Annual Compensation				Long Term Compensation	
Name and Principal Position	Fiscal Year	Salary	Bonus ($)	Other Annual Compensation ($) (1)	Securities Under Option (#) (2)	All Other Compensation (3
Guenter J. Liedtke	2003	Nil	Nil	61,500	1,150,000	Nil
President and	2002	Nil	Nil	59,850	900,000	Nil
Chief Executive Officer	2001	Nil	Nil	59,850	950,000	Nil

Notes:

(1) Denotes consulting compensation. See Management Contracts.

(2) Denotes number of common shares of the Corporation covered by incentive stock options. The Corporation does not have in place any long-term incentive plan other that the Plan.

(3) The Corporation did not pay or provide: (a) any other annual compensation; (b) restricted stock awards, or (c) any long term incentive plan awards or payments in any of the years ended December 31, 2003, 2002 and 2001.

The following table sets forth incentive options exercised by the Named Executive Officer during the fiscal year ended December 31, 2003

The following table sets forth information with respect to the exercise of incentive stock option during the fiscal year ended December 31, 2003 by the Named Executive Officer and with respect to all options held by him and still outstanding. Value realized upon exercise is the difference between the fair market value of the underlying shares of the exercise date and the exercise or base price of the options. The value of the unexercised in-the-money options at the fiscal year end is the difference between the exercise or base price of the options and the fair market value of the underlying shares on December 31, 2003 which was $0.23 per common share. These values, unlike the amounts set forth in the column "Aggregate Value Realized", have not been and may never be realized. The options have not been, and may not be, exercised and actual gains, if any, on exercise will depend on the value of the underlying shares on the date of exercise. There can be no assurance that these values will be realized.

Name	Securities Acquired on Exercise (#) (1)	Aggregate Value Realized ($)	Unexercised Options At December 31, 2003 (#) (2)	Value of Unexercised In-the-money Options At December 31, 2003 ($)
Guenter J. Liedtke	100,000	(16,000)	1,150,000	Nil

(1) these options were exercised at $0.40 per share on July 16, 2003 when the fair market value of the underlying shares was $0.24 per share.

(2) 250,000 of these options are exercisable at $0.35 per share until August 23, 2004; 500,000 options are exercisable at $0.35 per share until October 17, 2005; and 400,000 are exercisable at $0.25 per share until July 28, 2008.

The following table sets forth incentive stock options granted to the Named Executive Officer during the fiscal year ended December 31, 2003.

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Share)	Market Value of Securities Underlying Options on the Date of Grant	Expiry Date
Guenter J. Liedtke	400,000	24.16%	0.25	0.25	July 28, 2008

COMPENSATION OF DIRECTORS

No Directors' fees or other compensation or benefits are paid to directors of the Corporation for their services as directors. There are no pension or retirement benefits payable to the directors or officers of the Corporation in that capacity.

Incentive Stock Option Plan

Pursuant to the current Corporation's incentive stock option plan, approved by the shareholders at the Annual Meeting held on June 27, 2003, stock options to directors, officers, employees and consultants f the Corporation can be granted in a total amount up to a maximum of 10% of its total issued and outstanding common shares. The maximum number of common shares reserved for issuance to any one individual may not exceed 5% of the issued and outstanding common shares. Options are granted for a term expiring on the fifth anniversary of the date of grant. As at the date hereof, 3,430,000 common shares are reserved for issuance pursuant to the exercise of stock options, being 7.9% of the issued and outstanding common shares. **At the Meeting, shareholders are being asked to approve the stock option plan. Please, see Special Business – Stock Option Plan on page 3.**

During the last fiscal year, the Corporation granted the following stock options, for a total o f 1,650,00 options:

July 29, 2003: 1,375,000 director, officer, employee and consultant stock options exercisable at $0.25 per share until July 28, 2008, 400,000 of these options were granted to the Named Executive Officer, and 550,000 of these options were granted to three directors; November 11, 2003: 280,000 employee options exercisable at $0.25 per share until November 11, 2008.

A total of 850,000 directors and employee options expired on July 19, 2003, and 280,000 employee options expired on September 25, 2003.

Subsequent to the year-end, 150,000 director options expired on January 14, 2004; on March 22, 2004, one employee exercised in full 50,000 options, granted July 29, 2003, at the price of $0.25 per share for total proceeds of $12,500; a director exercised 145,000 of his 150,000 options on April 22, 2004 at the price of $0.30 per share for total proceeds of $43,500, the balance of 5,000 options expired April 23, 2004.

On February 4, 2004, the Corporation granted 200,000 director and employee options exercisable at the price of $0.25 per share until February 3, 2009, 175,000 of these options were granted to a director; on April 13, 2004, the Corporation granted 175,000 director options exercisable at the price of $0.31 per share until April 12, 2009.

The following stock options remain outstanding and unexercised as of the date hereof (options held by the Named Executive Officer are disclosed in Executive Compensation):

Name	Position	Number of Options	Exercise Price ($/Share)	Market Value of Securities Underlying Options on the Date Of Grant ($/Share)	Expiry Date
Terry S. C. Chan	Treasurer, Director	175,000	0.25	0.25	February 3, 2009
Howard G. Coopersmith	Director	200,000 150,000	0.35 0.25	0.35 0.25	August 23, 2004 July 28, 2008
Robert E. Crancer	Director	300,000 250,000	0.35 0.25	0.35 0.25	October 17, 2005 July 28, 2008
Reynoudt Jalink	Director	175,000	0.31	0.31	April 12, 2009
Lyle Pederson	Director	200,000 150,000	0.35 0.25	0.35 0.25	August 23, 2004 July 28, 2008
Fosca V. Benvenuti	Secretary	100,000	0.25	0.25	July 28, 2008
Consultant Employees Employee Employee		75,000 200,000 280,000 25,000	0.25 0.25 0.25 0.25	0.25 0.25 0.25 0.25	July 28, 2008 July 28, 2008 November 11, 2008 February 3, 2009
		2,280,000			

INDEBTEDNESS OF OFFICERS AND DIRECTORS

No director, officer or their respective associates or affiliates is or has been indebted to the Corporation during the last completed financial year ended December 31, 2003.

MANAGEMENT CONTRACTS

Services to the Corporation provided by Guenter J. Liedtke, the Named Executive Officer, are made available to the Corporation through his private corporation, G. J. Liedtke Consulting Ltd., of Calgary, Alberta. Pursuant to an agreement between the Corporation and G. J. Liedtke Consulting Ltd. (the "Consultant") dated December 3, 1986, the services are offered for cash on a per day or per hour basis. The cash compensation paid to the Named Executive during the last completed financial year is disclosed in the Summary Compensation Table.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, none of the insiders of the Corporation or any of their associates or affiliates has or has had any material interest, direct or indirect in any transaction since incorporation of the Corporation, or in any proposed transaction that has materially affected or would materially affect the Corporation.

OTHER BUSINESS

While there is no other business than that mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the meeting, or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

APPROVAL OF CIRCULAR

The contents and sending of this Management Information Circular have been approved by the directors of the Corporation.

CERTIFICATE

The undersigned hereby certifies that the foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the shareholders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta as of May 14, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

Guenter J. Liedtke,
President and Chief Executive Officer

APPENDIX "A"

Attached to and made part of the Information Circular in connection with the Annual and Special Meeting of Shareholders of Golconda Resources Ltd. To be held on June 18, 2004 and any adjournment thereof.

GOLCONDA RESOURCES LTD.
STOCK OPTION PLAN

1. Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of bona fide Officers, Directors, Employees, Management Company Employees, and Consultants of Golconda Resources Ltd. and its subsidiaries (collectively, the "Corporation") in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Corporation.

2. Definitions and Interpretation

When used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

(a) **"Board of Directors"** means the Board of Directors of the Corporation;

(b) **"Corporation"** means Golconda Resources Ltd. and any successor corporation and any reference herein to action by the Corporation means action by or under the authority of its Board of Directors or a duly empowered committee appointed by the Board of Directors;

(c) **"Discounted Market Price"** means the last per share closing price for the Shares on the Exchange before the date of grant of an Option, less the applicable discount under Exchange Policies;

(d) **"Exchange"** means the TSX Venture Exchange Inc. or any other stock exchange on which the Shares are listed;

(e) **"Exchange Policies"** means the policies of the Exchange, including those set forth in the Corporate Finance Manual of the Exchange;

(f) **"Insider"** has the meaning ascribed thereto in Exchange Policies;

(g) **"Option"** means an option granted by the Corporation to an Optionee entitling such Optionee to acquire a designated number of Shares from treasury at a price determined by the Board of Directors;

(h) **"Option Period"** means the period determined by the Board of Directors during which an Optionee may exercise an Option, not to exceed the maximum period permitted by the Exchange, which maximum period is five (5) years from the date the Option is granted based on the Corporation being a Tier 2 Issuer;

(i) **"Optionee"** means a person who is a Director, Officer, Employee, Management Company Employee and Consultant of the Corporation or a subsidiary of the Corporation; a corporation wholly owned by such persons, or any other individual or body corporate who may be granted an option pursuant to the requirements of the Exchange, who is granted an Option pursuant to this Plan;

(j) **"Plan"** shall mean the Corporation's incentive stock option plan as embodied herein and as from time to time amended;

(k) **"Shares"** means Common Shares in the capital of the Corporation and any shares or securities of the Corporation into which such Shares are changed, converted, subdivided, consolidated or reclassified;

(l) **"Outstanding Shares"** at the time of any share issuance or grant of Options means the number of Common

Shares that are issued and outstanding immediately prior to the share issuance or grant of Options on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange.

Capitalized terms in the Plan that are not otherwise defined herein shall have the meaning set out in the Exchange Policy, including without limitation "Consultant", "Employee", "Insider", "Investor Relations Activities", "Management Company Employee", "Associates", "Tier 2 Issuer".

3. Administration

The Plan shall be administered by the Board of Directors of the Corporation. The Board shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan. All decisions and interpretations by the Board of Directors shall be binding and conclusive upon the Corporation and on all persons eligible to participate in the Plan, subject to shareholder approval if required by the Exchange. Notwithstanding the foregoing or any other provision contained herein, the Board of Directors shall have the right to delegate the administration and operation of the Plan to a special committee of directors appointed from time to time by the Board of Directors, in which case all references herein to the Board of Directors shall be deemed to refer to such committee.

4. Granting of Options

The Board of Directors may from time to time designate those Optionee to whom Options to purchase Shares of the Corporation may be granted, and the number of shares to be optioned to each, provided that:

(a) the total number of Shares issuable pursuant to the Plan shall not exceed 10% of the Outstanding Shares, subject to adjustment as set forth in clause 13 hereof, and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange;

(b) the number of Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the Outstanding Shares;

(c) the number of Shares reserved for issuance, within a one-year period, to any one Consultant of the Corporation may not exceed 2% of the Outstanding Shares;

(d) the aggregate number of Shares reserved for issuance, within a one-year period, to Employees or Consultants conducting Investor Relations Activities may not exceed 2% of the Outstanding Shares; and

(e) unless the Plan has been approved by the shareholders of the Corporation at a meeting thereof by a majority of the votes cast at the meeting, other than votes attaching to securities beneficially owned by Insiders of the Corporation to whom Shares may be issued pursuant to the Plan, and Associates of any such Insiders;

  (i) the maximum number of Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of the number of Outstanding Shares;

  (ii) the maximum number of Shares which may be issued to Insiders, within a one-year period, may not exceed 10% of the number of Outstanding Shares; and

  (iii) the maximum number of Shares which may be issued to any one Insider and the Associates of such Insider, within a one-year period, may not exceed 5% of the number of Outstanding Shares;

provided that for the purposes of paragraphs (i), (ii) and (iii) above, an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Shares issuable to Insiders.

Subject to the Exchange Policies and the limitations contained herein, the Board of Directors is authorized to provide for the grant and exercise of Options on such terms as it shall determine. A person who has been granted an Option may, if he is otherwise eligible and if permitted by Exchange Policies, be granted an additional Option or Options if the Board of Directors so determine. Subject to Exchange Policies, the Corporation shall represent that the Optionee is a bona fide Employee, Consultant or Management Company Employee (as such terms are defined in Exchange Policies) in respect of Options granted to such

Optionee.

If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purpose of the Plan.

5. Participation

Participation to the Plan shall be entirely voluntary and any decision not to participate shall not affect an Optionee's relationship or employment with the Corporation.

6. Vesting

The Board of Directors may, in its sole discretion, determine the time during which Options shall vest and the method of vesting.

7. Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Board of Directors when such Option is granted, provided that such price shall not be less than the Discounted Market Price of the Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange.

In the event that the Board of Directors proposes to reduce the Exercise Price of Option granted to an Optionee who is an Insider of the Corporation at the time of the proposed amendment, said amendment shall not be effective until disinterested shareholder approval has been obtained in respect of said Exercise Price reduction.

8. Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Board of Directors at the time of grant, but subject to the rules of any stock exchange or other regulatory body having jurisdiction (presently restricted to five years). Each Option shall, among other things, contain provisions to the effect that an Option shall be personal to the Optionee and shall not be assignable. In addition, each Option shall provide that:

(a) upon the death of the Optionee, the Option shall terminate on the date determined by the Board of Directors, which date shall not be later than the earlier of the expiry date of the Option and one year from the date of death (the "Termination Date");

(b) if the Optionee shall no longer be a Director or Officer of, be in the employ of, or be providing ongoing management or consulting services to the Corporation , the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date") not in excess of 90 days prescribed by the Board of Directors at the time of grant, following the date that the Optionee ceases to be a Director, Officer or Employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be; and

(c) if the Option is granted to an Optionee who is engaged in Investor Relations Activities on behalf of the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date") not in excess of 30 days prescribed by the Board of Directors at the time of grant, following the date of the Optionee ceases to provide ongoing Investor Relations Activities;

provided that the number of Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date shall be the number of Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an Officer, Director or Employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

9. Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office, or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Shares then being purchased.

10. Optionee's Rights Not transferable

No right or interest to any Optionee in or under the Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution, subject to the requirements of the Exchange, or as otherwise allowed by the Exchange.

Subject to the foregoing, the terms of the Plan shall bind the Corporation and its successors and assigns, and each Optionee and his heirs, executors, administrators and personal representatives.

11. Mergers, Amalgamation and Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation, the Corporation shall, subject to this clause 11, make provision that, upon exercise of an Option during its unexpired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger of amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation or sale and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Shares subject to the Option shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

12. Termination of Option in the Event of Take-Over Bid

In the event a take-over bid (as defined in the *Securities Act* (Alberta), which is not exempt from the take-over bid requirements of Part 14 of the Securities Act (or its replacement or successor provisions) shall be made for the Shares of Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition of the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of the unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Board of Directors, subject to approval by the stock exchanges upon which the Shares are then listed, if required by such exchanges. Upon payment of aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

13. Alterations in Shares

Appropriate adjustments in the number of Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Board of Directors in its discretion to give effect to adjustments in the number of Shares of the Corporation resulting subsequent to the approval of the Plan by the Board of Directors from subdivisions, consolidations or reclassifications of the Shares of the Corporation, the payment of stock dividends by the Corporation, or other relevant changes in the capital of the Corporation.

14. Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Shares subject to Option, the Exercise Price, provisions as to vesting and expiry, and any other terms approved by the Board of Directors, and in accordance with the provision of this Plan. The agreement will be in such form as the Board of Directors may from time to time approve, or authorize the officers of the Corporation to enter into, and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting the Options in the income tax or other tax laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, and the rules of any regulatory body having jurisdiction over the Corporation.

15. Regulatory Authorities Approval

The Plan shall be subject to acceptance and approval, if required, by the Exchange, or such other or additional stock exchange on which the Shares are listed for trading. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given, and no such Options may be exercised unless and until such acceptance and approval, if required, are given.

16. Amendment or Discontinuance of the Plan

The Board of Directors may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan, and provided further that any amendment to the Plan will require the prior consent of the Exchange, or such other or additional stock exchange on which the Shares are listed for trading.

17. Shares Duly Issued

Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon receipt by the Corporation of the exercise price therefor in accordance with the terms of the Option, and the issuance of Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

18. Prior Plans

This Plan shall come into force and effect on June 18, 2004 and entirely replaces and supersedes prior share option plans enacted by the Board of Directors of the Corporation.

19. Applicable Law

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

20. Effective Date

This Plan shall become effective as of and from, and the effective date of the Plan shall be, June 18, 2004, subject to necessary shareholder and Exchange approvals.

***



GOLCONDA RESOURCES LTD.

Suite 780, 521 -3rd Avenue S.W.
Calgary, Alberta
T2P 3T3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of Golconda Resources Ltd. (the "Corporation") will be held at 3:00 p.m. (Calgary time) on Friday, June 18, 2004 in the Red Deer Room of The Delta Bow Valley, 209Fourth Avenue S.E. Calgary, Alberta, for the following purposes:

1. to receive the financial statements for the year ended December 31, 2003 and the auditors' report thereon;
2. to elect directors for the ensuing year;
3. to appoint Dick Cook Schulli, Chartered Accountants, as auditors for the ensuing year and authorize the Board of Directors to fix their remuneration;
4. to consider and, if thought appropriate, approve a new stock option plan; and
5. to transact such other business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

Any shareholder of record at the close of business on May 14, 2004 will be entitled to receive notice of and vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to the Corporation's Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 at least least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. If a shareholder receives more than one proxy form because such shareholder owns shares registered in different names or addresses, each proxy form should be completed and returned.

The specific details of the matters to be brought before the Meeting are set forth in the Information Circular acccompanying this Notice. Copies of the Annual Report of the Directors and Audited Consolidated Financial Statements for the fiscal year ended December 31, 2003 are also enclosed..

DATED at Calgary, Alberta as of May 14, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

Guenter J. Liedtke
President and Chief Executive Officer

GOLCONDA RESOURCES LTD.

INSTRUMENT OF PROXY
For the Annual and Special Meeting of Shareholders

Proxy Solicited By Management

THE UNDERSIGNED shareholder of Golconda Resources Ltd. (the "Corporation"), hereby appoints **Guenter J. Liedtke**, the President and Chief Executive Officer and a director of the Corporation, or failing him, **Terry S. C. Chan**, Treasurer and a director of the Corporation, or instead of either of them, ______________________________________, as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Corporation (the "Meeting") to be held at 3:00 p.m. (Calgary time) on Friday, June 27, 2003 in the Kananaskis Room, The Delta Bow Valley, 209 Fourth Avenue S.E., Calgary, Alberta and at any adjournment thereof, and to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **OR WITHHOLD FROM VOTING FOR** ☐ the election of Directors of the Company proposed by management and referred to in the Information Circular;

2. **FOR** ☐ **OR WITHHOLD FROM VOTING FOR** ☐ the appointment of Dick Cook Schulli, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the board of directors to fix their remuneration;

3. **FOR** ☐ **OR AGAINST** ☐ the approval of a new stock option plan; and

4. at the discretion of said proxyholder, upon any amendments of any of the above matters and any other matter which may properly come before the meeting, or any adjournment(s) thereof.

THE SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED BY THE NOMINEE(s) HEREBY APPOINTED, AT ANY POLL, AS DIRECTED ABOVE, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS.

EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE MANAGEMENT NOMINEES. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY INSERTED IN THE BLACK SPACE PROVIDED.

The undersigned hereby revokes any proxies previously given to attend and vote at the Meeting.

DATED this _____ day of __________________, 2003.

Signature: ______________________________________
(Proxy must be signed and dated)

____
Number of Shares Voted

Name: ______________________________________
(Please Print)

NOTES:

1. This instrument of proxy, to be valid, must be dated and signed by the Registered Shareholder or his attorney authorized in writing. The signature hereon should be exactly the same as the name in which the shares are registered. If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

2. If the Registered Shareholder is a corporation, its corporate seal must be affixed to this instrument or it must be signed by an officer or attorney thereof duly authorized.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to CIBC Mellon Trust Company, Attention: Proxy Department, 600, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. The Chairman of the Meeting may, in his discretion, accept proxies received after this time, up to and including the time of the Meeting or any adjournment thereof.

5. A proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

GOLCONDA RESOURCES LTD.

(The "Corporation")

Request Form for Interim Financial Statements

National Instrument 54-102 provides shareholders with the opportunity to elect annually to have their names added to the Corporation's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Corporation together with the Management Discussion and Analysis ("MD&A").

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method. The Corporation will only send copies of its interim financial statements for the upcoming year to shareholders who expressly request that they be sent such statements by completing this Request Form and returning it to the attention of the Secretary of the Corporation at the address set forth below.

If you wish to receive interim financial statements and MD&A of the Corporation, and/or you wish to receive corporate information via electronic mail, please complete and return this form and return it to the Corporation at the address set forth below.

TO: Golconda Resources Ltd.
Suite 620, 304 - 8th Avenue S.W.
Calgary, Alberta T2P 1C2
Attention: Secretary

☐ I hereby request that I be sent copies of the interim financial statements by regular mail.

☐ I hereby consent to receive interim financial statements via electronic mail.

The undersigned hereby certifies to be a shareholder of Golconda Resources Ltd.

DATED this _____ day of ____________________, 2004.

____
NAME OF SHAREHOLDER (*PLEASE PRINT*)

____
STREET ADDRESS

____
CITY PROVINCE/STATE POSTAL/ZIP CODE

____
E-MAIL ADDRESS (*PLEASE PRINT*)

____
SIGNATURE

A:/GOL/RF-2004

2003 ANNUAL REPORT

GOLCONDA RESOURCES LTD.



Introduction

Golconda Resources Ltd. is a Canadian-based mineral exploration and development company with its head office in the city of Calgary, Alberta. The company's mineral properties portfolio covers a diverse range of commodities including gold, silver, diamonds, copper, lead, zinc, nickel, iron, platinum and palladium.

Golconda owns a total of ten properties, four of which are at a critical stage where the next proposed exploration step on any one of the properties could result in a major upgrading of the company.


Shulin Lake
C A N A D A
Peter Lake
Ennis Lake
Wapawekka
Lone Peak
Red Lake
Calgary
Regina
North
Pacific
Ocean
U N I T E D
S T A T E S
Ralston Valley
South Monitor
Monitor Flat
Washington, D.C.
North
Atlantic
Ocean
THE BAHAMAS

South Monitor, Nevada (Gold, Silver)

Monitor Flat, Nevada (Gold, Silver)

Ralston Valley, Nevada (Gold, Silver)

Shulin Lake, Alaska (Diamonds)

Red Lake, Ontario (Gold)

Peter Lake Project, Saskatchewan (Platinum, Palladium, Copper, Nickel)

Wapawekka West, Wert Lake, Saskatchewan (Massive Sulphides, Copper, Zinc, Gold, Silver)

Ennis Lake, Saskatchewan (Iron, Gold)

Lone Peak, British Columbia (Gold, Lead, Zinc, Copper)

REPORT TO THE SHAREHOLDERS

On behalf of the Board of Directors of Golconda Resources Ltd., I am pleased to present Golconda's 2003 annual report and discuss our plans for the year 2004.

During the year, the outlook of junior exploration companies changed for the better due to increasing gold, silver and base metal prices. This trend accelerated toward the end of the year and the belief that we are at the beginning of a long term boom in commodities has firmly taken hold with the majority of the investors.

For Golconda, this means that our Wapawekka properties (Wapawekka West and Wert Lake), on which we have discovered massive sulphide copper-zinc-gold-silver mineralization and disseminated primary copper-silver-gold mineralization in mafic intrusives, suddenly became of prime economic interest.

After our discovery of this mineralization during our drilling campaign in 2001, copper and zinc prices dropped to such a low level that we put further exploration on hold. With a copper shortage predicted for the foreseeable future, and prices very high, we had an airborne magnetic survey carried out in April 2004. This survey is expected to show the large massive sulphide body we discovered in 2001 and several other ones which bear a similar signature.

We staked claims in the Red Lake area of Ontario after our interpretation of the geology of the area showed that the major ore fixing structure crossed some favorable rocks and that this area was not under claim. Subsequent sampling proved us right with the discovery of gold-silver and copper-gold mineralization bound to this structure. Detailed exploration is planned for this summer.

Last year's drilling in Nevada on South Monitor and on our Monitor Flats properties showed that the hydrothermal gold system is much larger and stronger than originally anticipated. The system is a hotter-temperature, potassic altered type, with gold mineralization occurring in high-grade bonanza vein zones or in large bulk tonnage deposits which, due to their potassic clay alteration, are non outcropping.

On Monitor Flats one hole encountered Paleozoic sediments at a depth of 200ft. Anomalous gold, silver, arsenic and antimony values in these sediments give this area the added attraction of potential Carlin-type gold mineralization. An extensive program is planned for 2004.

Ralston Valley, which will also be drilled in 2004, is a straight Carlin-type gold prospect with known gold mineralization. With Newmont drilling just a few miles to the south for the same type of target, even a modest success in the drilling program will have a big impact on the company.

In Alaska we found a volcanic centre during last year's drilling. It is assumed that this centre is the source of the microdiamonds and indicator minerals found in the vicinity. We drilled five holes in 2004 and samples have been sent to the laboratory to be tested for microdiamonds.

We wish to thank all of our shareholders for their continued support.

ON BEHALF OF THE BOARD

G. Liedtke

Guenter J. Liedtke
President and Chief Executive Officer

DISCUSSION OF EXPLORATION PROJECTS

EXPLORATION IN THE UNITED STATES

South Monitor - Nevada (80% interest)

The South Monitor Property covers a total of 2,280 acres. It is located about 40 km Southeast of Tonopah on the same structure currently under exploration by Newmont and Midway Gold. Over 130 holes drilled in the past outlined strong alteration and erratic low temperature gold mineralization in an area exceeding two square miles.

Golconda drilled three holes in September to test for bonanza vein-type feeder zones. These zones which can grade around 1 oz gold/ton and 10 oz silver/ton are characterized by strong potassic alteration and occur at greater depth. At surface they might show no or only traces of gold. Two holes went through the upper part of two veins, between 250 ft and 350 ft and encountered a gold-silver ratio of 1:10 and high potassium values together with a marked depletion of other metals normally accompanying low temperature gold mineralization.

The third hole intersected a massive quartz vein from 490 ft to 510 ft. The vein consists of porous chalcedonic quartz. The pores interconnect and are lined by minute quartz crystals. Sparse sulfides are arsenopyrite. A similar type of mineralization which exhibits chalcedonic quartz (lower temperature) at higher levels passing downward into gold-rich crystalline quartz (higher temperature) at lower level can be observed at many high-grade Nevada gold mines.

The bonanza veins seem to run parallel over an area of over 400 ft in width. Their length could be over 5,000 ft as at both ends, silicified and gold-mineralized outcrops indicate the continuation of the gold mineralized system.

The large size of the altered and mineralized area and the possibility that the veins could continue for a mile in length gives this property a multi million ounce potential. The new drilling will cut the veins at a depth of 800 ft to 1,000 ft straight below the earlier intercepts.



Monitor Flats - Nevada (100% interest)

In 2003 the Company carried out a drill program on the Monitor Flats property. Two holes on South Monitor and four holes on Monitor Flats showed that, although the properties are three km apart, they cover part of the same gold mineralized system. This system is characterized by high potassium, barium, arsenic and antimony values, with widespread anomalous gold and silver values. The whole area of anomalous pathfinder elements for gold could exceed 1,000 hectares. This large size of a potassium-dominated system, where gold mineralization tends to occur in clay-altered rock and does not form outcrops, could contain a large gold-silver mineralized area and is so far virtually untested. As a first step, widely spaced reverse circulation holes are planned

Ralston Valley - Nevada (100% interest)

The property is located 35 km Northeast of Tonopah – Nevada in the Baxter Spring area at the southern tip of the Toquima Range. Carlin-type gold mineralization occurs in the Paleozoic carbonaceous siltstones, shales and limestones.

The drilling on the Ralston Valley project will test the Eastern sand and gravel covered part of the property. However this area is underlain by the most favorable geological formation for Carlin-type mineralization. Some of the holes are placed on known mineralized structures and trends visible on air photos and projected into this area.

On the Carlin Trend, in the Goldstrike sub-district, a sequence of Paleozoic shales and siltstones overlies beds of laminated silty limestone. Although small ore bodies occur in all rock types, 50 million ounces of gold out of a total of 63 million occur in the lower "laminated silty limestone" sequence. Furthermore, the great majority of the gold mineralization occurs either in contact or within one kilometer of a Mesozoic intrusion.

At Baxter Spring, gold mineralization is controlled by high-angle faulting and by the presence of thin limestone beds in the upper siltstone sequence. The lower, "laminated, silty limestone" sequence does not outcrop but occurs 2 miles to the north. Drill intercepts of 5 ft of 6.9 oz Au/ton and 1.6 oz Au/ton and surface samples of up to 4 oz Au/ton come from the upper siltstone sequence.

The eastern part of Golconda's claims are covered by sand and gravel. The most prospective "laminated silty limestone" sequence is expected to occur here. The eastern boundary of the claims is also the contact with a Mesozoic intrusion. This area has never been drilled. With known Carlin-type gold mineralization occurring on the western part of Golconda's claims and the geology in the eastern part of the claim's a nearly perfect copy of the Carlin-Goldstrike setting but never drilled, this area holds the greatest potential for a major Carlin-type ore-body. Golconda's next drill program of 12 holes in this area could result in intersecting substantial gold mineralization.


Quaternary and
Tertiary Sediments
Paleozoic Siltstones
Proposed
Drill Holes
Paleozoic Shales
Brecciated and
Gold mineralized
Laminated Silty
Limestone
Fluids
Granitic Intrusion

Schematic Geology of a Carlin Type Gold Mineralization at Golconda's Ralston Valley Project

Golconda Resources





DIAMOND PROJECT

Shulin Lake - Alaska (51% interest)

The discovery of chromediopsides in a river gravel led Golconda Resources to sign a joint venture agreement for more than 16,000 acres (152 claims) in Alaska.
An airphoto shows a circular topographic feature with about 1.5 km in diameter. It most likely indicates a volcanic environment. Shortly after a wide-spaced drilling project was started and a total of 15 holes were drilled into unconsolidated sediments. The assay results of hole number 10 returned 16 microdiamonds and one macrodiamond from a 9.9 kg sample. The diamonds are of a white and transparent color. Nearly all-15 holes returned samples indicating a subvolcanic environment. Some samples had mantle-derived material in them indicating the deep-seated source of the volcanic material. The topographic feature and the composition of the samples confirm that the area has very high potential for a diamondiferous subvolcanic source. The successful results of the early exploration stage convinced the company and its joint venture partner to continue with the exploration program. Golconda intends to drill further exploration holes. They will be situated at the center of the topographic feature.



Drilling at Shulin Lake Alaska

EXPLORATION IN CANADA

Wapawekka Projects - Saskatchewan (100% interest)

Introduction to the Wapawekka Region

The Wapawekka Lake region, just 25 km East-southeast of the town of La Ronge in northern Saskatchewan, drew the attention of Golconda Resources in 1999 with its Ennis Lake Exploration Project. This area has a favorable geology for economical copper, zinc and nickel mineral occurrences because of the mine hosting Flin Flon Belt to the East.

Between 1999 and 2000 Golconda staked numerous geophysical anomalies in the Wapawekka region. The magnetic anomalies indicate an intrusive complex; named herein as the Wapawekka Complex; of approximately 50 Km X 22 Km and is geologically situated in the Glennie Domain.

The company controls over 15,000 hectares in the Wapawekka Region.

On the three initial exploration projects, - which are: Wapawekka South, Wert Lake and Wapawekka West, - over 4,000 m were drilled by Golconda Resources into the glacial covered basement. The retrieved geological information combined with geophysical surveys by the company is pointing to the Wert Lake project as the most promising area, potentially hosting a large copper-zinc VHMS – deposit.

Wert Lake Project - Saskatchewan (100% interest)

Six diamond drill holes were drilled between August and October 2001. A total meterage of 1,733 m with a core recovery of 98 % of the basement rocks was drilled. The magnetic survey and the drill holes proved the occurrence of massive sulphides over a minimum strike length of 1,100 m and an apparent thickness of over 65 m with a maximum massive cupriferous -zinc sulphides content of 90 vol.%. The very positive exploration results led to the staking of an additional 2,242 hectares to the east of the other claims of the Wert Lake project in April 2002. For the very near future the Wert Lake project is Golconda's high priority project in its Saskatchewan exploration. An airborne magnetic survey with a total of 2,000 flight kilometers is scheduled for the end of the first quarter of 2004. The company is confident the survey will identify new drilling targets. Depending on the results a major drilling program will be executed during the progress of the year 2004.


Wapawekka Project
Massive sulfide mineralization
Ground magnetic survey shows that the massive sulfide body, which consists mainly of the magnetic "pyrrhotite" can be traced for 1.3 km.
Drill hole WAE-2 intersected 60 m of continuous massive sulfide.
The great thickness and length of this body is unusualy.
Ground Magnetic Survey
Wapawekka East
Massive Sulphides
GOLCONDA RESOURCES LTD.
August-September 2001



Ennis Lake - Saskatchewan (100% interest)

Golconda Resources identified a Superior-type iron ore deposit at the western boundary of the Glennie Domain in central Saskatchewan near the town of La Ronge. The controlling mineral dispositions were staked in 1999. The company spent over half-a -million dollar in exploration on this multi-million-ton iron ore deposit. Over 1,500 m of core drilling outlined the minimum lateral extension of the iron ore formation.

A drill tested gold occurrence is most likely related to the banded iron formation. The company intends to drill this nearby gold occurrence in the next 12 months and is confident to confirm the geological relation between the two mineralizations.

Peter Lake - Saskatchewan (100% interest)

Golconda's Peter Lake project is situated in northern Saskatchewan, 350 km North of the town of La Ronge, on the eastern portion of the Reindeer Lake.

At the beginning of the latest exploration boom for platinum – palladium in 1999 / 2000, the company staked 56,000 hectares in the Peter Lake Domain in northern Saskatchewan. In late 2000 Golconda drilled 4 helicopter-supported exploration holes into the layered mafic sequences of the Peter Lake complex. A total of over 500 m in inclined holes were drilled into the footwall of the mafic layers of the Peter Lake Complex. The assays of the core samples returned maximum values of 87 ppb palladium and 88 ppb platinum. They were detected in hole DPL 4. Previously Golconda Resources could not confirm reported results from assayed trench samples by other companies in the eighties of up to 7.5 g/t of combined Pt+Pd.

The company shifted due to a change in the market conditions and in investor's expectations its exploration strategy. Currently Golconda is controlling 3,200 hectares in the Peter Lake area.

These claims are strategically located in a key position on the Peter Lake complex. Additional exploration on these claims will proceed.

Red Lake - Ontario (100% interest)

The historic Red Lake mining camp in northwestern Ontario is home to some of the richest gold mines on the globe. Golconda Resources Ltd. decided to start an exploration project in the Red Lake Mining Camp in 2003. A total of 81 claim units, in 6 claim blocks, covering 1,296 hectares were staked by the company in June 2003 South of the southern boundary of the Baird / Red Lake Townships, in the Red Lake mining division in northern Ontario. The claims are situated at the southern portion of the NE-SW lineated gold controlling structural trend. About 5 km along the structural trend to the northeast of the boundary of the Golconda properties are the abandoned shafts of the Starrat-Olson Mine with the New Faulkham shaft and the Madsen Mine. These two mines produced over 2.6 mio. ounces of gold and 450,000 oz/Ag. The Starrat-Olson mine ceased production in 1956, and the Madsen Mine stopped producing in 1999 and is since then under maintenance conditions.

During the initial prospecting and mapping program in July and September 2003 the company's exploration team focused on vein mineralizations and structural lineations. This grass root exploration program outlined anomalous gold, silver and copper values dispersed over an area of approximately 1.5 km2. Grab samples with visible sulphides always returned elevated copper, silver and gold values. The highest detected values were 0.795 grams of gold and 9.45 grams of silver. Copper had readings exceeding 10,000 ppm. The locations of these samples confirm the structurally controlled mineralization, because they line up in a northeasterly direction. A geophysical ground survey is scheduled to trace the mineralization for the middle of this year followed by a shallow hole core-drilling project.

Golconda's management is confident that the company holds very prospective grounds with a high potential for new gold discoveries in the Red Lake gold camp district.


SCALE 1km

Prospecting September 2003
Samples GC - 0 to GC - 29

copper - gold - silver
gold

Lone Peak - British Columbia (90% interest)

Since 2001 Golconda Resources owns 120 claim units in the historical gold mining district of Fort Steele, British Columbia. Golconda's exploration programs around Lone Peak mountain discovered copper and gold mineralizations. This led to the staking of additional claims along the Mause Creek fault. The northerly trending Mause Creek Fault has now been identified through ground sampling campaigns as a plausible source for the gold mineralization delivering the detrital gold for the placers in the Wildhorse River. One grab sample taken along the central portion of the fault had 3.75 gram of gold per ton. A concentrate from Fisher Creek sediments returned 21 grams of gold. High gold values were also detected in soil samples along the eastern slopes of Fisher Creek. At this time it seems that the vicinity around Fisher Creek is the most promising one for hosting an economical gold mineralization.This summer the company plans to sample the northern portion of the Mause Creek Fault where it cuts Fisher Creek.





Gold grain, diameter 0.4 mm. Gold associated with pyrite and chalchopyrite is hosted in hydrothermal quartz veins.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2002

AUDITORS' REPORT

To the Shareholders of
Golconda Resources Ltd.

We have audited the consolidated balance sheets of Golconda Resources Ltd. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Dick Cook Schulli

Calgary, Alberta
April 19, 2004

CHARTERED ACCOUNTANTS

CONSOLIDATED BALANCE SHEETS

As at December 31, 2003 and 2002

		2003		2002
ASSETS				
Current				
Cash	$	7,059	$	55,559
Prepaid expenses		3,243		2,068
Loan receivable		8,000		-
		18,302		57,627
Capital - Note 3		4,357		5,851
Mineral properties - Note 4		3,964,444		4,155,454
Mineral reclamation deposits		48,501		46,400
	$	4,035,604	$	4,265,332
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	393,433	$	315,760
Advances from shareholders - Note 5		27,812		54,226
		421,245		369,986
Nature of operations - Note 1				
Commitment - Note 10				
SHAREHOLDERS' EQUITY				
Share capital - Note 6		11,496,363		10,815,390
Share subscriptions received		-		74,000
Warrants		120,000		-
Contributed surplus - Note 6		214,000		-
Deficit		(8,216,004)		(6,994,044)
		3,614,359		3,895,346
	$	4,035,604	$	4,265,332

Approved by the Board:

_______________, Director　　　_______________, Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

As at December 31,

	2003	2002
Expenses		
Write-downs of mineral properties - Note 4	$ 779,438	$ -
Amortization	1,493	2,040
General and administrative	227,029	233,196
Stock-based compensation - Note 6(d)	214,000	-
	1,221,960	235,236
Net loss	(1,221,960)	(235,236)
Deficit, beginning of year	(6,994,044)	(6,758,808)
Deficit, end of year	$ (8,216,004)	$ (6,994,044)
Loss per share - basic and diluted	$ (0.03)	$ (0.01)
Weighted average number of common shares	38,464,000	34,935,000

CONSOLIDATED STATEMENTS OF CASH FLOWS

As at December 31,

	2003	2002
Cash provided by (used for):		
Operating activities		
Net loss	$ (1,221,960)	$ (235,236)
Add items not affecting cash		
Amortization	1,493	2,040
Stock-based compensation	214,000	-
Non-cash administrative costs	4,230	-
Write-downs of mineral properties	779,438	-
	(222,799)	(233,196)
Net change in non-cash working capital items		
Prepaid expenses	(1,175)	(1,152)
Loan receivable	(8,000)	-
Accounts payable and accrued liabilities	772	(42,477)
	(231,202)	(276,825)
Financing activities		
Advances from (repayments to) shareholders	(2,413)	29,226
Issue of shares for cash		
Private placement	441,250	250,000
Exercise of warrants	201,500	672,500
Exercise of options	-	184,000
Costs of issuing shares	(3,277)	(1,935)
Share subscriptions received	-	74,000
	637,060	1,207,791
Investing activities		
Acquisition of capital assets	-	(1,879)
Deferred exploration expenditures incurred	(529,158)	(630,118)
Deposits paid	(2,101)	(5,500)
Accounts payable and accrued liabilities relating to investing activities	76,901	(236,196)
	(454,358)	(873,693)
Increase (decrease) in cash	(48,500)	57,273
Cash (bank indebtedness), beginning of year	55,559	(1,714)
Cash, end of year	$ 7,059	$ 55,559
Supplemental disclosure of non-cash investing and financing activities:		
Issuance of common shares:		
- acquisition of mining claims	$ 15,000	$ 115,000
- deferred exploration expenditures	44,270	-
- settlement of shareholder advances	24,000	-
- general administrative exploration costs	4,230	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2002

Note 1 - Nature of Operations

Golconda Resources Ltd. (the "Company" or "Golconda") is in the business of acquiring, exploring and developing its mineral properties located in Canada and the United States. The Company has not yet determined whether these properties contain precious mineral reserves that are economically recoverable and the Company is not presently carrying on active exploration efforts on certain of its mineral properties. To date, the Company has not earned significant revenues and is considered to be in the development stage. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and ultimately upon future profitable production or proceeds from disposition of the mineral properties and continue to meet obligations with respect to ongoing administrative expenditures. The amounts shown in Note 4 represent costs to date for property acquisition (including mineral claims and permits) and exploration expenditures, and do not necessarily reflect present or future values.

Note 2 - Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimated.

b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

c) Cash

Cash is defined as cash on deposit, term deposits in money market instruments with original maturities of less than three months, and bank overdrafts repayable on demand.

d) Capital assets and amortization

The Company provides for amortization on capital assets using the declining balance method at annual rates of 20% to 30%.

e) Mineral properties

Direct costs relating to the acquisition, exploration and development of mineral properties, including interest on borrowings directly related to a property, are capitalized on an area of interest basis. When the Company is the operator of a project and incurs costs on behalf of joint venture partners, these costs are periodically charged back to the partners and are recorded as operator recoveries. Operator recoveries are credited to exploration costs. Cumulative expenditures will be charged against income, through unit-of-production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned or management determines there is a permanent and significant decline in value, the related costs are charged to operations.

f) Joint operations

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

g) Foreign currency translation

The Company follows the temporal method for the translation of the accounts of its foreign subsidiary. Under this method, monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Revenues and expenses are translated at the average exchange rates during the year. Translation exchange gains and losses are included in general and administration in the statement of operations.

h) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, deemed proceeds from the exercise of options and warrants whose exercise prices are below the average market price of the shares are considered to be used to reacquire common shares at the average market price during the year.

i) Income taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

j) Flow-through shares

The Company may finance a portion of its exploration and development activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the associated resource expenditure deductions for income tax purposes are renounced to investors in accordance with appropriate income tax legislation. The Company provides for the future effect on income taxes related to flow-through shares as a charge to share capital and future income tax liability when the qualifying expenditures are incurred. No future income tax liability is recorded on unexpended flow-through share capital. Any reduction of future income tax liability arising from flow-through shares due to the recognition of existing future income tax assets is offset to share capital.

k) Stock-based compensation

The Company grants share options to executive officers, directors and certain consultants pursuant to a stock option plan. In addition, from time to time in connection with short form offerings and private placements, the Company issues warrants to agents as commission for services. Effective January 1, 2003, management adopted the recommendations of the Canadian Institute of Chartered Accountants relating to stock-based compensation and other stock-based payments. As such, awards of stock options are accounted for in accordance with the fair value method of accounting for stock-based compensation and result in compensation expense and a credit to contributed surplus when share options are granted. Awards of warrants to agents are also accounted for using the fair value method and result in share issue costs and a credit to contributed surplus when the warrants are issued. Any consideration paid on exercise of share options is credited to share capital. Previously, the Company did not record any compensation expense upon the granting of stock options unless the market price of the share exceeded the exercise price at the date of grant. This change in recording the fair value of awards has been applied on a prospective basis.

Note 3 - Capital Assets

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Office furniture and equipment	$ 10,476	$ 8,381	$ 2,095	$ 2,619
Computer equipment	10,206	7,944	2,262	3,232
	$ 20,682	$ 16,325	$ 4,357	$ 5,851

Note 4 - Mineral Properties and Deferred Expenditures

	Percentage Ownership Interest (%)	Acquisition Costs	Exploration Costs	Net Carrying Amount 2003	Net Carrying Amount 2002
Canada					
Big Sandy Lake	-	$ -	$ -	$ -	$ 45,000
Ennis Lake	100	15,174	543,456	558,630	554,261
Lone Peak	90	58,366	341,418	399,784	382,224
Peter Lake	100	10,145	28,181	38,326	432,784
Red Lake	100	5,207	29,860	35,067	-
Wapawekka	100	1,740	657,836	659,576	977,763
West Lake	100	1,873	132,990	134,863	130,367
		92,505	1,733,741	1,826,246	2,522,399
United States					
Monitor Flats	100	12,861	69,142	82,003	11,541
Ralston Valley	100	34,911	162,203	197,114	158,913
Shulin Lake, Alaska	51	138,210	667,484	805,694	562,994
South Monitor, Nevada	80	244,004	809,383	1,053,387	899,607
		429,986	1,708,212	2,138,198	1,633,055
		$ 522,491	$ 3,441,953	$ 3,964,444	$ 4,155,454

The Company has capitalized and deferred general and administrative fees of $47,850 (2002 - $59,850) during the year.

During 2003, the Company wrote off $45,000, representing the carrying amount of Big Sandy Lake as the Company has no current plans for further exploration on this property. In addition, the Company wrote down the carrying amounts of Lone Peak, Peter Lake and Wapawekka by $16,000, $399,000 and $319,438, respectively, as the Company has reduced its focus for further exploration on these properties. As a result, writedowns of $779,438 were charged to operations in 2003.

Contractual options and commitments

a) Big Sandy Lake

In June, 2001 the Company acquired a 90% interest in mineral claims covering approximately 7,430 hectares at Big Sandy Lake, Saskatchewan through the issuance of 150,000 common shares at a deemed price of $0.30 per share.

During 2003, Golconda allowed the Big Sandy Lake permits to lapse, due to initial results which indicated limited exploration potential. Therefore, the Company wrote off $45,000 of acquisition costs related to the property.

b) Lone Peak

(i) On October 15, 2001, the Company acquired an option to earn a 90% interest in 54 claims in Lone Peak, British Columbia, subject to a 2% net smelter royalty. In accordance with the option agreement the Company issued 50,000 common shares at a deemed price of $0.30 per share and will issue an additional 50,000 common shares on each of the 1st, 2nd and 3rd anniversaries of the option agreement at a deemed price of $0.30 per share.

In addition, the Company is required to spend $450,000 on exploration expenditures as follows:

Incurred by		Amount
October 15, 2003	$	75,000
October 15, 2003		100,000
October 15, 2004		125,000
October 15, 2005		150,000
	$	450,000

As at December 31, 2003 the Company was in compliance with the option agreement.

(ii) On September 30, 2002, the Company acquired an option to earn a 100% interest in certain additional mineral claims in Lone Peak, subject to a 2% net smelter royalty. In accordance with the option agreement the Company issued 80,000 common shares at a deemed price of $0.32 per share and was to issue an additional 50,000 common shares on each of the 1st, 2nd and 3rd anniversaries of the option agreement at a deemed price of $0.32 per share.

Note 4 - Mineral Properties and Deferred Expenditures (Continued)

b) Lone Peak (Continued)

In addition, the Company was required to spend $300,000 on exploration expenditures as follows:

Incurred by		Amount
September 30, 2003	$	75,000
September 30, 2004		100,000
September 30, 2005		125,000
	$	300,000

During 2003, Golconda cancelled the option agreement and returned the claims to the original owners; due to initial results which indicated limited exploration potential. Therefore, the Company wrote off $16,000 of acquisition costs related to the property.

c) Peter Lake

In June, 2001, the Company acquired a 100% interest in mineral claims covering 5,650 hectares at Peter Lake, Saskatchewan through the issuance of 450,000 common shares at a deemed price of $0.30 per share.

During 2003, the Company allowed ten of the initial eleven claims to lapse, due to steep declines in the commodity prices for platinum and palladium which limited the economic potential of the property. Therefore, the Company wrote off $192,000 of acquisition costs and $207,000 in exploration costs related to the property.

d) Wapawekka

In 1999 and 2000 the Company staked four claims covering 9,600 hectares at a cost of $16,466 in the Wapawekka Lake South region of Saskatchewan. A drilling program was carried out in 2000 at a cost of $167,972, which generated 95 core samples for evaluation. The core samples returned indications of possible resources, however, the results were not positive enough for the Company to renew the claims in June, 2003, and as a result the claims in the South region lapsed.

In addition, the Company acquired a 90% interest in mineral claims covering 3,055 hectares in Wapawekka through the issuance of 450,000 common shares at a deemed price of $0.30 per share. During 2003, the Company allowed the claims to lapse due to declines in commodity prices, which limited the economic potential of the property.

Therefore the Company wrote off $151,466 of acquisition costs and $167,972 in exploration costs related to the property.

e) South Monitor, Nevada

Pursuant to an agreement dated April 13, 1995, the Company acquired an option to earn a 60% interest in 108 claims covering 2,160 acres in Nye County, Nevada by incurring accumulated exploration expenditures of $750,000 U.S. to April, 2001. In 2002, Golconda negotiated a new agreement on November 18, 2002 where the Company acquired a 50% interest in the 108 claims from Touchstone Resources, Inc. ("Touchstone") by issuing 300,000 common shares at a deemed price of $0.20 per share and 300,000 common share purchase warrants exercisable by Touchstone at $0.20 per share up to November 18, 2004. In addition the Company acquired an additional 30% interest in the 108 claims on December 5, 2002 from Nassau Ltd. ("Nassau") by issuing 120,000 common shares at a deemed price of $0.20 per share and 120,000 common share purchase warrants exercisable by Nassau at $0.20 per share up to December 5, 2004. Both of these agreements supercede the option agreement dated April 13, 1995.

To keep the claims in good standing the Company pays annual rental fees of $100 U.S. per claim to the U.S. Federal Government and $35 U.S. per claim to the Nye County Government. At December 31, 2003 the Company was in compliance with the amended option agreement and all 108 claims were in good standing.

f) Shulin Lake

In June, 2001, the Company acquired a 40% interest in 152 mineral claims covering 6,475 hectares of Shulin Lake, Alaska through the issuance of 450,000 common shares at a deemed price of $0.30 per share.

In 2002 the Company increased its interest in the mineral claims to 51% through incurring $150,000 U.S. in exploration costs.

Note 5 - Advances from Shareholders

Advances from shareholders are unsecured, non-interest bearing and due on demand.

Note 6 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares		Stated Value
Balance, December 31, 2001	33,011,234	$	9,595,825
Issued during the year			
Private placement	1,000,000		248,065
Exercise of stock options	380,000		184,000
Exercise of warrants	1,990,000		672,500
Acquisition of mineral claims	520,000		115,000
Balance, December 31, 2002	36,901,234		10,815,390
Issued during the year			
Private placements	1,967,500		391,973
Exercise of stock options	100,000		40,000
Exercise of warrants	780,000		234,000
Acquisition of mineral claims	50,000		15,000
Balance, December 31, 2003	39,798,734	$	11,496,363

The private placements issued during the year are net of share issue costs of $3,277 (2002 - $1,935).

In March 2003, the Company issued 780,000 common shares on exercise of warrants. The Company received cash consideration of $201,500. The remaining amount was received through settlement of deferred exploration and general exploration costs incurred of $30,720 and $1,780, respectively.

In July 2003, the Company issued 100,000 common shares on exercise of stock options by a director and officer on settlement of shareholder advances, deferred exploration expenditures and general exploration costs incurred of $24,000, $13,550 and $2,450, respectively.

In November 2003, the Company issued 50,000 common shares (2002 - 520,000 common shares) at a deemed value of $15,000 (2002 - $115,000) to acquire and satisfy contractual options for mineral properties as described in Note 4.

c) Private placements

The following is a summary of the private placements that were issued during the year:

Date	Number Shares	Price per Share	Proceeds	Transaction Cost	Net Proceeds
February 2003	190,000	$ 0.30	$ 57,000	$ -	$ 57,000
February 2003	277,500	$ 0.30	83,250	-	83,250
August 2003	1,500,000	$ 0.25	375,000	3,277	371,723
	1,967,500		$ 515,250	$ 3,277	$ 511,973

In February 2003 the Company issued 190,000 units at a price of $0.30 per unit. The total proceeds were $57,000. Each unit consisted of one flow through common share and one flow through common share warrant exercisable at $0.35 per share. The warrants expired on December 31, 2003. At December 31, 2003, $42,500 of the $57,000 in flow-through funds had been spent. The Company is required to spend the remaining amount on qualifying expenditures in 2004.

In February 2003, the Company issued 277,500 units at a price of $0.30 per unit. The total proceeds were $83,250. Each unit consisted of one flow through common share and one flow through common share warrant exercisable at $0.35 per share. The warrants expired on February 19, 2004. At December 31, 2003, the Company had not spent any of the flow-through funds received on this private placement on qualifying expenditures. The Company is required to spend the amount on qualifying expenditures by February 1, 2005.

In August 2003, the Company issued 1,500,000 units at a price of $0.25 per unit. The total proceeds were $375,000. Each unit consisted of one flow through common share and one flow through common share warrant exercisable at $0.35 per share. The warrants expire on August 20, 2004.

d) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest at the discretion of the Company's directors.

A summary of the status of the stock option plan as of December 31, 2003 and 2002 and changes during the years then ended is presented below:

	2003		2002	
	Stock Options	Weighted Average Exercise Price ($)	Stock Options	Weighted Average Exercise Price ($)
Outstanding, beginning of year	2,980,000	0.37	3,175,000	0.42
Granted	1,655,000	0.25	800,000	0.35
Exercised	(100,000)	0.40	(380,000)	0.51
Expired	(1,130,000)	0.40	(615,000)	0.59
Outstanding, end of year	3,405,000	0.30	2,980,000	0.37
Exercisable, end of year	3,405,000		2,980,000	

The following table summarizes information about stock options outstanding at December 31, 2003:

Exercise Price	Number of Shares	Expiry Date
$ 0.30	150,000	January 14, 2004
$ 0.30	150,000	April 23, 2004
$ 0.35	650,000	August 22, 2004
$ 0.35	800,000	October 17, 2005
$ 0.25	1,375,000	July 28, 2008
$ 0.25	280,000	November 11, 2008
	3,405,000	

The Company has recorded stock-based compensation expense of $214,000 in the consolidated statement of loss and deficit for 2003 as the options vested immediately. The compensation expense has been determined based on the fair value of the options at the grant date and does not include any options issued prior to January 1, 2003.

The fair value of each option granted is estimated on the date of granting the options using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate:	3.76% to 4.07%
Expected volatility:	55.85%
Annual dividend yield:	0.0%
Expected life in years:	5

d) Warrants

A summary of the status of the common share purchase warrants as of December 31, 2003 and 2002 and changes during the years then ended is presented below:

	2003		2002	
	Warrants	Weighted Average Exercise Price ($)	Warrants	Weighted Average Exercise Price ($)
Outstanding, beginning of year	1,420,000	0.26	2,150,000	0.34
Issued	1,967,500	0.35	1,420,000	0.26
Exercised	(780,000)	0.30	(1,990,000)	0.34
Expired	(410,000)	0.32	(160,000)	0.35
Outstanding, end of year	2,197,500	0.32	1,420,000	0.26

The fair value assigned to the warrants issued on private placements in 2003 of $120,000 is estimated on the closing date of the private placements using the Black-Scholes option-pricing model with the following weighted average assumptions:

Risk-free interest rate:	2.98% to 3.48%
Expected volatility:	55.85%
Annual dividend yield:	0.00%
Expected life in years:	2

The following table summarizes information about common share purchase warrants outstanding at December 31, 2003:

Number of Warrants	Exercise Entitlement	Exercise Price per Share	Expiry Date
300,000	one share for each warrant	$ 0.20	November 28, 2004
120,000	one share for each warrant	$ 0.20	December 18, 2004
277,500	one share for each warrant	$ 0.35	February 19, 2004
1,500,000	one share for each warrant	$ 0.35	August 21, 2004

Note 7 - Income Taxes

a) Current income taxes

The provision for income taxes differs from the results which would be obtained by applying the effective corporate tax rates and is reconciled as follows:

	2003	2002
Net loss for the year	$ (1,221,960)	$ (235,236)
Effective corporate tax rate	36.6%	42.2%
Income tax recovery expected	447,000	99,000
Increase (decrease) in recovery resulting from:		
Write-down of mineral properties	(285,000)	-
Stock-based compensation	(78,000)	-
Unrecognized deductible temporary differences	(110,000)	(99,000)
Tax rate reductions	26,000	-
Provision for income taxes	$ -	$ -

b) Future income tax assets and liabilities

The Company has accumulated income tax resource pools carried forward which differ from the amounts capitalized for accounting purposes resulting from renunciations made to shareholders.

The components of the net future income tax assets and liabilities are as follows:

	2003	2002
Future income tax assets and liabilities:		
Non-capital loss carryforwards	$ 2,357,874	$ 3,350,575
Share issuance costs	3,165	2,761
Net book values in excess of tax values	(221,686)	(436,658)
Total future income tax assets	2,139,353	2,916,678
Valuation allowance	(2,139,353)	(2,916,678)
Total future income tax assets	$ -	$ -

The valuation allowance offsets the net future income tax assets for which there is no assurance of realization and is evaluated considering positive and negative evidence about whether the future income tax assets will be realized. At the time of evaluation, the allowance is either increased or reduced. A reduction could result in the complete elimination of the allowance if positive evidence indicated that the value of the future income tax assets is no longer impaired and the allowance is no longer required.

c) Loss carry forwards

The Company has incurred non-capital losses for Canadian income tax purposes of approximately $1,286,000 and net operating losses for United States income tax purposes of approximately $5,156,000, the related benefits of which have not been recorded in the accounts. Unless sufficient taxable income is earned these losses will expire as follows:

	Cdn	U.S.	Total
2004	$ 137,000	$ 404,000	$ 541,000
2005	150,000	322,000	472,000
2006	173,000	463,000	636,000
2007	164,000	901,000	1,065,000
2008	186,000	270,000	456,000
2009	234,000	239,000	473,000
2010	242,000	705,000	947,000
Future	-	1,852,000	1,852,000
	$ 1,286,000	$5,156,000	$ 6,442,000

In addition, the Company has net capital losses of approximately $27,000 which may be carried forward indefinitely for application against future taxable capital gains.

d) Tax pools

The Company has available the following approximate amounts which may be deducted, at annual rates indicated, in determining taxable income of future years.

	Rate	2003	2002
Canadian resource pools	100%	$ 2,305,000	$ 2,272,000
Foreign resource pools	10%	1,037,000	835,000
Capital cost allowance	20 - 30%	20,000	20,000
Share issue costs deductible	20%	8,600	6,500

Note 8 - Related Party Transactions

During the year the Company entered into the following transactions with related parties not otherwise disclosed in the financial statements:

(a) The Company paid to certain directors and officers, either directly, or indirectly, the following amounts:

	2003	2002
For deferred exploration expenditures	$ 56,750	$ 59,850
For general and administrative costs	24,500	20,213
For general administrative exploration costs	2,450	-
	$ 83,700	$ 80,063

The above transactions were in the normal course of operations and were recorded at the exchange value which was the amount of consideration established and agreed to by the related parties.

(b) At the end of the year, the amounts due to related parties included in accounts payable were as follows:

	2003	2002
Due to a director	$ 13,650	$ 17,300

The balances due to related parties are non-interest bearing and unsecured. The amounts will be paid in the normal course of operations.

Note 9 - Segmented Information

The Company's operations involve the acquisition, exploration, development and operation of mineral properties in the United States and Canada. Operations and identifiable assets by geographic region are as follows:

	2003	2002
Operating loss		
Canada	$ 1,217,901	$ 233,712
United States	4,059	1,524
	$ 1,221,960	$ 235,236
Identifiable assets		
Canada	$ 1,863,574	$ 2,597,735
United States	2,172,030	1,667,597
	$ 4,035,604	$ 4,265,332

	2003	2002
Mineral property expenditures		
Canada	$ 325,986	$ 566,134
United States	262,442	65,863
	$ 588,428	$ 631,997

Note 10 - Commitment

The Company's annual rental for office premises for the next year is approximately $30,000 including operating costs.

Note 11 - Financial Instruments

The carrying amounts of cash and accounts payable and accrued liabilities approximate their carrying values given the expected short term to maturity of these instruments.

Credit risk

As the Company is currently in the exploration phase there are no operating accounts receivable and accordingly the Company's exposure to credit risk is minimized.

Interest rate risk

All of the Company's financial instruments are non-interest bearing, thereby minimizing exposure to interest rate risk.

Foreign exchange risk

Financial instruments which expose the Company to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates consist of the portion of accounts payable denominated in United States dollars.

Note 12 - Subsequent Event

On March 3, 2004 the Company completed a non-brokered private placement as follows:

3,000,000 units at a price of $0.25 per share for proceeds of $750,000. Each unit consists of one common share and one common share purchase warrant exercisable at $0.30 per share for a one year term expiring March 2, 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is May 14, 2004.

The following discussion and analysis of the financial conditions and results of operations should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2003.

OVERVIEW

Golconda Resources Ltd. ("Golconda) or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable.

SIGNIFICANT ACCOUNTING PRINCIPLES

A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds 80% title to the Company's mineral properties in Nevada and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

SELECTED ANNUAL INFORMATION

The following table sets forth selected financial information of Golconda for the last three complete financial years. The financial information is derived from and should be read in conjunction with the consolidated financial statements and notes thereto for the financial years ended December 31, 2003, 2002 and 2001 prepared in accordance with GAAP:

	2003	2002
Revenue	Nil	Nil
Net Loss	($1,221,960)	($235,236)
Basic Loss per share	(0.03)	($0.01)
Total Assets	$4,035,604	$4,265,332
Total Liabilities	$421,245	$369,986
Cash Dividend Paid	Nil	Nil

The basic business plan of Golconda is to generate or acquire mineral exploration projects that it feels have the potential to host mineral economic deposits. Golconda has no revenue producing mines and has no source of operating cash flow other than through the raising of private placement monies.

Loss per share – The loss per share has increased to $0.03 from $0.01 in the prior year. Golconda uses the treasury method, which determines the dilutive effect of stock options and other dilutive instruments, for the computation of loss per share.

Assets – Total assets have decreased by $229,728 in 2003. This is primarily due to a write down taken on mineral properties of $779,438 as the Company had allowed certain mineral claims to lapse. The write down was offset by capitalized mining cots of $529,158 in 2003.

Liabilities – Total liabilities have increased by $51,259. This is primarily due to increased trade payables at December 31, 2003 from drilling programs underway.

Net loss has increased significantly over the prior year largely due to a write down taken on mineral properties of $779,438 and stock-based compensation recorded on stock options granted during the year to directors and consultants. The write down of mineral properties is comprised of the following:

Big Sandy Lake	$45,000
Lone Peak	16,000
Peter Lake	399,000
Wapawekka	319,438
Total write down	$779,438

The Company evaluated the above properties based on past drilling results and current market prices for indicated resources at the properties and determined further exploration work would not be performed and the Company as a result allowed the mineral claims to lapse in 2003.

Exploration Activities

South Monitor and Monitor Flats - Nye County, Nevada

- The South Monitor property is located 40 km southeast of Tonopah, Nevada, and consists of unpatented 108 claims for a total of 2,280 acres. Golconda holds 80% interest in the claims.

Pursuant to an agreement dated April 13, 1995, Golconda acquired an option to earn a 60% interest in the 108 claims by incurring accumulated exploration expenditures of US$750,000 to April 2001. In 2002, Golconda negotiated a new agreement and, on November 18, 2002, Golconda acquired a 50% interest in the 108 claims from Touchstone Resources, Inc. by issuing 300,000 common shares at the deemed price of $0.20 per share and 300,000 warrants to purchase an additional 300,000 common shares at the price of $0.20 for a two-year period. In addition, Golconda acquired an additional 30% interest in the claims on December 5, 2002 from Nassau, Ltd. by issuing 120,000 common shares at the deemed price of $0.20 per share and 120,000 warrants to purchase an additional 120,000 common shares at the price of $0.20 per share. These agreements supersede the option agreement dated April 13, 1995.

To keep the claims in good standing, Golconda pays annual rental fees of US$100 per claim to the US federal government and US$35 per claim to the Nye County government agency. Permits for drilling and other work impacting the environment have to be obtained from the Bureau of Land Management.

- The Monitor Flats property is located about 3 miles to the south of the South Monitor claims and consists of 27 claims acquired by staking. Golconda holds 100% interest in the claims.

On July 21, 2003, Golconda announced the receipt of drill permits for the properties. A reverse circulation program started on the 18th of August. On October 20, 2003, Golconda announced the completion of the drilling program on both properties. The five holes drilled at South Monitor, at a depth of 650 ft, 200 ft, 920 ft, 500 ft and 725 ft each, for a total of 3,100 ft (945 meters), and the four holes drilled at Monitor Flats, at a depth of 400 ft. 600 ft, 500 ft each, for a total of 2,020 ft (616 meters), showed that, although the properties are three miles apart, they cover part of the same gold mineralized system. This system is characterized by high potassium, barium, arsenic and antimony values, with widespread anomalous gold and silver values. The whole area of anomalous pathfinder elements for gold could exceed 1000 hectares. This large size of a potassium-dominated system, where gold mineralization tends to occur in clay-altered rock and does not form outcrops, could contain a large gold-silver mineralized area and is so far virtually untested. The main target, on South Monitor, is a potential high-grade, bonanza vein-type gold-silver mineralization. Three holes intersected what appears to be the upper part of such a system.

The assaying was carried out by ASL-Chemex. As a first step, Golconda planned widely spaced reverse circulation holes for 2004.

The 2003 drilling cost for the South Monitor and Monitor Flats properties were $137,695 and $66,692, respectively.

In March 2004, to follow up on the results received from the reverse circulation drilling program carried out in 2003, which intersected the upper part of a vein system that could have potential high-grade, bonanza vein type mineralization at depth, Golconda started a diamond drill program at the South Monitor property, to intersect these veins at a depth below 800 ft vertical. This is believed to be the upper limit of the boiling horizon.

Hole SM-04-1, drilled at a 60∞ angle, was brought to a depth of 1,515 ft. Samples have been sent to ALS-Chemex for analysis. From the beginning, the hole intersected strongly altered volcanics with alternating vertical zones of silification, followed by wide zones of very strong clay alteration. The drilling program was completed on May 1, 2004. Golconda will announce the results of the analysis when available.

Golconda has spent a total of $809,383 in deferred exploration expenditures on the South Monitor claims and $69,142 on Monitor Flats (exclusive of the expenditures incurred in 2004).

The 2003 program was financed by the private placement of treasury shares. On August 22, 2003, Golconda completed a $375,000 private placement of 1,500,000 units at the price of $0.25 per unit. Each unit consisted of one share and one share purchase warrant exercisable to acquire one additional share at the price of $0.35 for a period of one year expiring on August 21, 2004.

The 2004 program was financed by the private placement of treasury shares. On March 22, 2004, Golconda completed a $750,000 private placement of 3,000,000 units at the price of $0.25 per unit. Each unit consisted of one share and one share purchase warrant exercisable to acquire one additional share at a price of $0.30 for a period of one year expiring on March 21, 2005.

Ralston Valley – Nye County, Nevada

The Ralston Valley property is located 35 km northeast of Tonopah, Nevada, at the southern part of the Toquima Range. Golconda holds 100% interest in 117 Claims (2340 acres). Golconda staked 67 of these claims in February 2003. During 2003, Golconda spent $38,201 on this property. Most of the funds were spent for claim staking and on annual rental fees paid to the US federal and local government agencies.

The claims cover rocks that are very similar to those in the Carlin area. Gold mineralization occurring in these rocks is also of the Carlin type. A drilling program is schedule for June 2004.

Shulin Lake – Alaska

The Shulin Lake property is located about 75 kilometers northwest of Anchorage, Alaska. It consists of 152 claims for a total of 16,000 acres. Golconda currently owns 51% interest in the property with partners Shulin Lake Mining Inc. and Shear Minerals Ltd. (TSX "SRM"). Golconda is the operator.

At the end of the year 2000 Golconda negotiated the acquisition of a 40 % interest in the property which became effective in June 2001. Golconda acquired the issued and outstanding shares of 885301 Alberta Ltd. along with its assets through the issuance of 1,500,000 common shares at the deemed price of $0.30, for total purchase cost of $450,000. The transaction was completed at arm's length. The assets consisted of (i) 40% interest in 152 mineral claims, Shulin Lake, Alaska; (ii) 100% interest in one mineral claim (5,650 hectares), Peter Lake, Saskatchewan; (iii) 90% interest in one mineral claim (3,055 hectares), Wapawekka, Saskatchewan; and (iv) 90% interest in two mineral claims (7,430 hectares), Big Sandy Lake, Saskatchewan.

In 2002, based on the interpretation of the available data, Golconda acquired the option to increase its interest to a total of 51% by spending $150,000 in exploration.

The property lies at the south end of the Yentna-Cache Creek district which is a historic gold-production placer district with by-product platinum and locally abundant cassiterite, a tin material. The area is most likely covered by a thin mantle of Tertiary sandstones.

Previous drilling of 15 holes intersected a mixture of sandy material derived from the Alaska Range and volcanic material derived from a nearby source. Lakefield Resources laboratory results showed the existence of indicator minerals in these rocks and one interval from hole 10 contained 16 micro diamond. In 2003, Golconda drilled two holes during the month of August to test a circular topographic feature with a 1.5 kilometer diameter at a cost of $79,280 for its 51% interest. Logging of the core shows a large volcanic component. Drilling had to be suspended because swampy conditions in the area made further work impractical. Samples were sent for analysis. They contained indicator minerals, but no micro diamonds were found.

Subsequent to the year-end, Golconda drilled five holes. Samples have been sent to the laboratory for micro diamond analysis.

Ennis Lake, Wapawekka and Peter Lake - Saskatchewan

Golconda did not incur any exploration expenditures on these properties in 2003. Due to considerable increase in all metal prices, an extensive program is planned for 2004. An airborne magnetic survey has already been carried out in the first quarter of 2004 and a follow-up drill program will be carried out later this year.

Lone Peak Group, Fort Steele Mining Division, British Columbia

- In 2001, the Company entered into a 4-year option to purchase agreement with the registered owner of the claims. Golconda will acquire 90% interest in the claims, subject to a 10% interest and a 2% net smelter return retained the registered owner, by incurring $450,000 cumulative exploration work by October 15, 2005 and by issuing a total of 200,000 common shares at the deemed price of $0.30 per share at any time during the terms of the agreement. Golconda issued 50,000 shares in November 2001, 2002 and 2003 and will issue the balance of 50,000 shares in November 2004.

In 2003, the Company carried out an exploration and rock sampling program which led to the delineation of an area with gold and copper mineralization and the staking of two additional claims. The expenditure in 2003 was $33,560. As of this date, Golconda has incurred a total of $341,418 in deferred exploration expenditures on the property.

- In October 2003, the Company terminated a three-year option to purchase agreement, dated September 30, 2002, to acquire 100% interest in certain claims adjacent to the Lone Peak Group. Pursuant to the terms of the agreement, Golconda issued 50,000 shares in 2002 at the deemed price of $0.32 and was required to issue an additional 50,000 shares on each of the 1st, 2nd and 3rd anniversaries of the acquisition at the same deemed price. Accordingly, the Company wrote down its mineral acquisition costs by $16,000, representing the fair value assigned to the initial issuance of common shares in 2002 under the purchase agreement.

Red Lake, Red Lake Mining Division – Ontario

In June 2003, Golconda acquired by staking six claim Groups in the Faulkenham Lake area for a total of 1296 acres that cover favourable host rocks at the southwestern end of the main structured trend in the district. The initial evaluation cost was $8,930. A subsequent sampling program detected gold, silver and copper values within a 1.5 square kilometer area. The Company has spent a total of $35,067 on this property.

RESULTS OF OPERATIONS

During the year ended December 31, 2003, the Company sustained a loss of $1,221,960 compared to a loss of $235,236 in 2002. This increase is due to write downs of mineral properties and from stock-based compensation recorded on the issuance of stock options as calculated under the fair value method adopted in 2003. The calculated loss per share was $0.03 per share, compared to $0.01 per share in 2002.

Administrative expenses were $227,029 in 2003, compared to $233,196 for the year 2002. The Company did not incur any investor relations expenses in 2003 and 2002. Cost associated with corporate and regulatory compliance was $24,500 in 2003 and $20,213 in 2002. Geological consulting fees charged by G. J. Liedtke, President and Director of the Company, during the year 2003 were $59,200 ($59,850 in 2002), of which $56,750 (2002 - $59,850) was capitalized to deferred mineral exploration costs and $2,450 (2002 - $Nil) was charged to operations.

The Company wrote-off $779,438 of mineral property costs capitalized relating to Big Sandy Lake, Peter Lake and Wapawekka properties in Saskatchewan and Lone Peak property in British Columbia as the Company did not renew mineral claims in respect of these properties due to poor initial results from exploration.

LIQUIDITY AND CAPITAL RESOURCES

During the year ended December 31, 2003, the Company raised $637,060 ($1,207,791 in 2002) in cash from equity financings, and spent $529,158 ($630,118 in 2002) on mineral properties.

The Company's cash balance as at December 31, 2003 was $7,059 ($55,559 in 2002). Current liabilities are $421,245 (2002 - $369,986).

Proceeds from the 3.0 million unit private placement completed in March 2004 at a price of $0.25 per unit are being used to fund the Company's current exploration activities. Proceeds from share purchase warrants and option exercises in 2004 will be added to working capital to meet ongoing general and administrative expenditures.

Details of the Company's resource expenditures are set out in the consolidated financial statement.

At December 31, 2003, the Company's investment in resource property costs was $3,964,444 ($4,265,332 in 2002).

Shareholder equity or net assets totaled $3,614,359 at December 31, 2003.

Subsequent to the year end, the Company received proceeds of $12,500 from the exercise of one employee options at the price of $0.25 per share; $43,500 from the exercise of one director options at the price of $0.30 per share; and $1,200 from the exercise of 6,000 warrants at the price of $0.20 per share.

RELATED PARTY TRANSACTIONS

The Company paid to certain directors and officers the following amounts: for deferred exploration expenditures $56,750 (2002 $59,850); for general administrative services $24,500 (2002 $20,213); for general administrative exploration $2,450 (2002 $Nil).

Included in accounts payable at December 31, 2003 is $13,650 (2002 $17,300) owing to a director in respect of the above services.

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal of par value. As of the date hereof, there are 42,999,735 common shares outstanding compared to 36,901,234 and at 33,011,234 at the end of 2002 and 2001. The table below sets forth the particulars of the issued capital.

Outstanding Common Shares

Type/Consideration	Issue Date	No. Of Shares	Price
Balance, December 31, 2002		36,901,234	
Private Placement /Cash	Feb. 21, 2003	277,500	0.30
Private Placement/Cash	Feb.21, 2003	190,000	0.30
Exercise of Warrants/Cash	March 27, 2003	780,000	0.30
Exercise of Options/Cash	July 17, 2003	100,000	0.40
Private Placement /Cash	August 22, 2003	1,500,000	0.25
Property Acq./ 3rd Payment	November 3, 2003	50,000	*0.30
Balance, December 31, 2003		39,798,734	
Private Placement/Cash	March 3, 2004	3,000,000	0.25
Exercise of Options/Cash	March 22, 2004	50,000	0.25
Exercise of Options/Cash	April 26, 2004	145,000	0.30
Exercise of Warrants /Cash	April 27, 2004	6,000	0.20
Balance, May 14, 2004		42,999,734	

* Deemed price

Outstanding Warrants

At May 14, 2004 there are 4,914,000 warrants outstanding, granting the right to the holders to purchase 4,914,000 common shares of the Company. Details of warrants outstanding at December 31, 2003 are disclosed in Note 6 (d) to the consolidated financial statements.

Stock Options

The Company has an incentive stock option plan for directors, officers, employees and consultants which provides for the granting of up to 10% of its issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years.

As of the date hereof, there are 3,430,000 options outstanding. Details of stock options at December 31, 2003 are disclosed in Note 6 c) to the consolidated financial statements.

RISK AND UNCERTAINTIES

Uncertainties always exist where mineral properties are concerned. They include the size, grade and metallurgical recovery of a naturally occurring mineral deposit. Although exploration and development efforts can outline a mineral deposit with a degree of certainty, the ultimate grade and tonnage of a deposit are never fully known until mining has been completed.

Commodity prices have varied widely in the last few years, with recent highs for gold of about 60%, silver and copper up 100%, platinum unchanged and palladium down about 70%. These large variations are expected to continue into the future and could have a larger impact on the viability of a mine than unexpected in grade or recovery.

Exploration and mining in Canada and the United States have gone through a period of consolidation, resulting from sustained lower commodity prices and lack of available capital, especially to the junior companies, while larger companies have severely curtailed their exploration budgets. As a result, few new deposits have been discovered and fewer new mines developed over the past five-six years.

Exploration dollars in Canada and abroad are scarce and difficult to obtain. Although this situation has improved over the last year, this lack of discoveries by the larger companies can be expected to have a positive impact on the junior companies.

Historically the Company has depended on equity capital to fun its activities. There can be no assurance that the Company will be able to obtain adequate financing when required, or that the terms of such financing will be favourable. Failure to obtain additional funding in a timely manner could result in delay and indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

The operation of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development on its projects.

Directors and officers

Terry S.C. Chan, Calgary, Alberta
Treasurer, Director

Howard G. Coopersmith, Fort Collins, CO
Director

Robert E. Crancer, St. Louis, MO
Director

Reynoudt Jalink, Calgary, Alberta
Director

Guenter J. Liedtke, Calgary, Alberta
President & CEO, Director

Lyle D. Pederson, Toledo, ON
Director

Fosca V. Benvenuti, Calgary, Alberta
Secretary

Transfer Agent

CIBC Mellon Trust Company
600 The Dome Tower
333 - 7th Avenue SW
Calgary, Alberta T2P 2Z1

Stock Exchange

Trading Symbol: **GA**
Listed: TSX – Venture Exchange
Shares outstanding at April 30, 2004: 42,999,734

For additional information contact:
Guenter J. Liedtke, President

Suite 780 Eau Claire Place II
521-3rd Avenue SW
Calgary, Alberta T2P 3T3

Phone: (403) 232-6828
Fax: (403) 232-8650
E-Mail: golcondaresources@telus.net
Website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.

Suite 780 Eau Claire Place II
521-3rd Avenue SW
Calgary, Alberta T2P 3T3
Phone: (403) 232-6828 Fax: (403) 232-8650
E-mail: golcondaresources@telus.net
Website: www.golcondaresources.com
TSX-V: GA